FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 2/26/2008

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s consolidated financial statements as of December 31, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Roberto Philipps	By: /s/ Daniel Novegil
Name: Roberto Philipps	Name: Daniel Novegil
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: February 26, 2008

TERNIUM S.A.

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2007 and 2006 and
for the years ended December 31, 2007, 2006 and 2005

46a, Avenue John F. Kennedy, 2nd floor
L – 1855
R.C.S. Luxembourg : B 98 668

TERNIUM S.A.

Index to financial statements

Consolidated Financial Statements

Index

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Ternium S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Ternium S.A. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Buenos Aires, Argentina

February 26, 2008

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Marcelo D. Pfaff

Index

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2007 and 2006 and
for the years ended December 31, 2007, 2006 and 2005
(All amounts in USD thousands)

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
	Notes	2007	2006	2005
Continuing operations
Net sales	30	8,184,381	6,565,582	4,449,771
Cost of sales	6 & 30	(5,796,040)	(4,296,979)	(2,486,974)

Gross profit		2,388,341	2,268,603	1,962,797

Selling, general and administrative expenses	7	(825,807)	(624,784)	(504,687)
Other operating income (expenses), net	9	23,874	(7,250)	(65,949)

Operating income		1,586,408	1,636,569	1,392,161

Interest expense	30 &31	(142,137)	(112,918)	(81,608)
Interest income	30	66,878	52,554	32,324
Other financial expenses, net	10 & 30	(351,096)	(322,417)	(261,452)

Excess of fair value of net assets acquired over cost	3	-	-	188,356
Equity in (losses) earnings of associated companies	14	(7,065)	4,534	21,524

Income before income tax expense		1,152,988	1,258,322	1,291,305

Income tax expense	11	(162,640)	(262,356)	(218,492)

Income from continuing operations		990,348	995,966	1,072,813

Discontinued operations
Income from discontinued operations	29	10,818	-	-

Net income for the year		1,001,166	995,966	1,072,813

Attributable to:
Equity holders of the Company	28	784,490	795,424	704,406
Minority interest		216,676	200,542	368,407

		1,001,166	995,966	1,072,813

Weighted average number of shares outstanding	28	2,004,743,442	1,936,833,060	1,209,476,609
Basic earnings per share for profit attributable to the equity holders of the Company (expressed in USD per share)		0.39	0.41	0.58
Diluted earnings per share for profit attributable to the equity holders of the Company (expressed in USD per share)		0.39	0.41	0.54

The accompanying notes are an integral part of these consolidated financial statements.

Index

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2007 and 2006 and
for the years ended December 31, 2007, 2006 and 2005
(All amounts in USD thousands)

CONSOLIDATED BALANCE SHEETS
	Notes	December 31, 2007		December 31, 2006
ASSETS
Non-current assets
Property, plant and equipment, net	12	6,858,779		5,420,683
Intangible assets, net	13	1,452,230		551,587
Investments in associated companies	14	44,042		16,285
Other investments, net	15 & 30	14,815		13,387
Deferred tax assets	23	31,793		36,439
Receivables, net	16 & 30	217,638	8,619,297	78,903	6,117,284

Current assets
Receivables	17 & 30	426,038		175,818
Derivative financial instruments	25	577		7,852
Inventories, net	18	1,913,051		1,241,325
Trade receivables, net	19 & 30	847,827		577,866
Other investments	20	65,337		-
Cash and cash equivalents	20	1,126,041	4,378,871	643,352	2,646,213
Non-current assets classified as held for sale	29		769,142		7,042
			5,148,013		2,653,255

Total assets			13,767,310		8,770,539

EQUITY
Capital and reserves attributable to the company’s equity holders			4,452,680		3,757,558

Minority interest			1,914,210		1,729,583

Total equity			6,366,890		5,487,141

LIABILITIES
Non-current liabilities
Provisions	21	57,345		60,543
Deferred income tax	23	1,337,039		985,155
Other liabilities	24	336,500		274,566
Trade payables	30	6,690		7,229
Borrowings	26	3,677,497	5,415,071	548,401	1,875,894

Current liabilities
Current tax liabilities		184,766		103,195
Other liabilities	24 & 30	182,239		158,374
Trade payables	30	983,884		621,754
Derivative financial instruments	25	13,293		15,487
Borrowings	26	407,404	1,771,586	508,694	1,407,504

Liabilities directly associated with non-current assets classified as held for sale	29		213,763		-
			1,985,349		1,407,504

Total liabilities			7,400,420		3,283,398

Total equity and liabilities			13,767,310		8,770,539

The accompanying notes are an integral part of these consolidated financial statements.

Index

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2007 and 2006 and
for the years ended December 31, 2007, 2006 and 2005
(All amounts in USD thousands)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Initial public offering expenses	Revaluation and other reserves	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Minority interest	Total Equity at December 31, 2007	Total Equity at December 31, 2006

Balance at January 1	2,004,744	(23,295)	2,047,199	(2,324,866)	(121,608)	2,175,384	3,757,558	1,729,583	5,487,141	3,575,919

Currency translation adjustment					10,869		10,869	(13,019)	(2,150)	(36,907)
Net income for the year						784,490	784,490	216,676	1,001,166	995,966
Total recognized income for the year					10,869	784,490	795,359	203,657	999,016	959,059

Dividends paid in cash and other distributions			(100,237)				(100,237)		(100,237)	-
Dividends paid in cash and other distributions by subsidiary companies								(20,000)	(20,000)	(27,175)
Acquisition of business (see Note 3)								(195)	(195)	(154,690)
Contributions from shareholders (see Note 1)								-	-	3,085
Contributions from minority shareholders in consolidated subsidiaries								1,165	1,165	-
Conversion of Subordinated Convertible Loans (see Note 1)								-	-	605,924
Initial Public Offering (see Note 1)								-	-	525,019
Balance at December 31	2,004,744	(23,295)	1,946,962	(2,324,866)	(110,739)	2,959,874	4,452,680	1,914,210	6,366,890	5,487,141

Index

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2007 and 2006 and
for the years ended December 31, 2007, 2006 and 2005
(All amounts in USD thousands)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Initial public offering expenses	Revaluation and other reserves	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Minority interest	Total Equity at December 31, 2006	Total Equity at December 31, 2005

Balance at January 1	1,396,552	(5,456)	1,462,137	(2,298,048)	(92,691)	1,379,960	1,842,454	1,733,465	3,575,919	1,771,851

Currency translation adjustment					(28,917)		(28,917)	(7,990)	(36,907)	(120,246)
Net income for the year						795,424	795,424	200,542	995,966	1,072,813
Total recognized income for the year					(28,917)	795,424	766,507	192,552	959,059	952,567

Dividends paid in cash and other distributions									-	(238,652)
Dividends paid in cash and other distributions by subsidiary companies								(27,175)	(27,175)	(130,571)
Acquisition of business (see Note 3)			(32,429)				(32,429)	(122,261)	(154,690)	1,171,422
Contributions from shareholders (see Note 1)	33,801		43,100	(26,818)			50,083	(46,998)	3,085	54,758
Conversion of Subordinated Convertible Loans (see Note 1)	302,962		302,962				605,924		605,924	-
Initial Public Offering (see Note 1)	271,429	(17,839)	271,429				525,019		525,019	(5,456)

Balance at December 31	2,004,744	(23,295)	2,047,199	(2,324,866)	(121,608)	2,175,384	3,757,558	1,729,583	5,487,141	3,575,919

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iv).

(2)	At December 31, 2007, the Capital Stock adds up to 2,004,743,442 shares at a nominal value of USD1 each.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 27 (iv). The accompanying notes are an integral part of these consolidated financial statements.

Index

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2007 and 2006 and
for the years ended December 31, 2007, 2006 and 2005
(All amounts in USD thousands)

CONSOLIDATED CASH FLOW STATEMENTS

		Year ended December 31,
	Notes	2007	2006	2005
Cash flows from operating activities
Net income for the year		1,001,166	995,966	1,072,813
Adjustments for:
Depreciation and amortization	12&13	565,848	424,495	316,405
Income tax accruals less payments	31	(181,048)	(18,075)	(44,008)
Derecognition of property, plant and equipment	9 (iii)	-	13,323	54,348
Excess of fair value of net assets acquired over cost	3	-	-	(188,356)
Changes to pension plan	24	-	46,947	-
Equity in loss (earnings) of associated companies	14	7,065	(4,534)	(21,524)
Interest accruals less payments	31	89,465	4,197	24,523
Changes in provisions	21&22	(10,125)	33,802	19,046
Changes in working capital	31	24,883	(276,153)	54,420
Discontinued operations	29	6,535	-	-
Others		60,412	25,005	(25,212)
Net cash provided by operating activities		1,564,201	1,244,973	1,262,455

Cash flows from investing activities
Capital expenditures	12&13	(436,268)	(405,817)	(244,939)
Changes in trust funds		-	5,185	83,570
Acquisition of business:
Purchase consideration	3	(1,728,869)	(210,548)	(2,196,678)
Cash acquired (1)	3	190,087	-	520,753
Income tax credit paid on business acquisition	3	(297,700)	-	-
Increase in other investments		(65,337)	-	-
Investments in associated companies		-	(2,598)	-
Proceeds from the sale of property, plant and equipment		24,883	3,425	6,063
Discontinued operations	29	(10,435)	-	-
Net cash used in investing activities		(2,323,639)	(610,353)	(1,831,231)

Cash flows from financing activities
Dividends paid in cash and other distributions to company’s shareholders		(100,237)	-	(238,652)
Dividends paid in cash and other distributions by subsidiary companies		(20,000)	(27,175)	(130,571)
Net proceeds from Initial Public Offering		-	525,019	-
Contributions from shareholders		-	3,085	54,758
Contributions from minority shareholders in consolidated subsidiaries		1,165	-	-
Proceeds from borrowings		4,132,745	167,283	2,135,430
Repayments of borrowings		(2,760,938)	(1,424,495)	(657,597)
Net cash provided by (used in) financing activities		1,252,735	(756,283)	1,163,368

Increase (Decrease) in cash and cash equivalents		493,297	(121,663)	594,592

Movement in cash and cash equivalents
At January 1,(2)		633,002	754,980	194,875
Effect of exchange rate changes		(258)	(315)	(34,487)
Increase (Decrease) in cash and cash equivalents		493,297	(121,663)	594,592
Cash and cash equivalents at December 31,	20	1,126,041	633,002	754,980

Non-cash transactions
Conversion of debt instruments into shares		-	605,924	127,576

(1) The amount of cash acquired of USD 520,753 was presented as a movement in cash and cash equivalents at December 31, 2005.
(2) In addition, the Company has restricted cash for USD 10,350 and USD 10,650 at December 31, 2006 and December 31, 2005, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

Index

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2007 and 2006 and
for the years ended December 31, 2007, 2006 and 2005
(All amounts in USD thousands)

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Business of the Company, Initial Public Offering and corporate reorganization
2	Basis of presentation
3	Acquisition of business
4	Accounting policies
5	Segment information
6	Cost of sales
7	Selling, general and administrative expenses
8	Labor costs (included in cost of sales, selling, general and administrative expenses)
9	Other operating income (expense), net
10	Other financial expenses, net
11	Income tax expense
12	Property, plant and equipment, net
13	Intangible assets, net
14	Investments in associated companies
15	Other investments, net – non current
16	Receivables, net - non current
17	Receivables - current
18	Inventories, net
19	Trade receivables, net
20	Cash, cash equivalents and other investments
21	Allowances and Provisions - non current
22	Allowances - current
23	Deferred income tax
24	Other liabilities
25	Derivative financial instruments
26	Borrowings
27	Contingencies, commitments and restrictions on the distribution of profits
28	Earnings per share
29	Discontinued operations
30	Related party transactions
31	Cash flow disclosures
32	Recently issued accounting pronouncements
33	Financial risk management
34	Post balance sheet events

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements

1     Business of the Company, Initial Public Offering and corporate reorganization

Ternium S.A. (the “Company” or “Ternium”), a Luxembourg Corporation (Societé Anonyme), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.

Near the end of 2004, Ternium was acquired by its ultimate parent company San Faustín N.V. (“San Faustín”), a Netherlands Antilles company, to serve as a vehicle in the restructuring of San Faustín’s investments in the flat and long steel manufacturing and distribution business. This restructuring was carried out by means of a corporate reorganization through which Ternium was assigned the equity interests previously held by San Faustín and its subsidiaries in various flat and long steel manufacturing and distributing companies (the “Corporate Reorganization”). The Corporate Reorganization took place in fiscal year 2005. Until that date, Ternium was a dormant company.

On January 11, 2006, the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”) and announced the commencement of its offer to sell 24,844,720 American Depositary Shares (“ADS”) representing 248,447,200 shares of common stock through Citigroup Global Markets Inc., Deutsche Bank Securities Inc., JP Morgan Securities Inc., Morgan Stanley & Co. Incorporated, BNP Paribas Securities Corp., Caylon Securities (USA) Inc. and Bayerische Hypo-und Vereinsbank AG (collectively, the “Underwriters” and the offering thereunder, the “Initial Public Offering”). The Company’s Initial Public Offering was priced at USD20 per ADS. The gross proceeds from the Initial Public Offering totaled USD 496.9 million and have been used to fully repay Tranche A of the Ternium Credit Facility, after deducting related expenses.

Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006. The Company’s Initial Public Offering was settled on February 6, 2006.

Also, the Company granted the Underwriters an option, exercisable for 30 days from January 31, 2006, to purchase up to 3,726,708 additional ADSs at the public offering price of USD20 per ADS less an underwriting discount of USD0.55 per ADS. On February 23, 2006 the Underwriters exercised partially this over-allotment option granted by the Company. In connection with this option, on March 1, 2006, the Company issued 22,981,360 new shares. The gross proceeds from this transaction totaled USD46.0 million.

In addition, during 2005, the Company entered into the Subordinated Convertible Loan Agreements for a total aggregate amount of USD594 million to fund the acquisition of Hylsamex. As per the provisions contained in the Subordinated Convertible Loan Agreements, the Subordinated Convertible Loans would be converted into shares of the Company upon delivery of Ternium’s ADSs to the Underwriters. On February 6, 2006, the Subordinated Convertible Loans (including interest accrued through January 31, 2006) were converted into shares at a conversion price of USD 2 per share, resulting in the issuance of 302,962,261 new shares on February 9, 2006.

Furthermore, in November 2005, Siderúrgica del Turbio Sidetur S.A. (“Sidetur”), a subsidiary of Siderúrgica Venezolana Sivensa S.A. (“Sivensa”), exchanged with Inversora Siderúrgica Limited (“ISL”, a wholly-owned subsidiary of Ternium’s majority shareholder) its 3.42% equity interest in Consorcio Siderurgia Amazonia Ltd. (“Amazonia”) and USD 3.1 million in cash for shares of the Company. On February 9, 2006, ISL contributed all of its assets and liabilities (including its interest in Amazonia) to the Company in exchange for 959,482,775 newly issues shares of the Company after the settlement of the Initial Public Offering. The increase in equity resulting from this transaction is reflected under “Contributions from shareholders” line items in the Statement of changes in shareholders’ equity and amounts to USD 50,083.

After the completion of the Initial Public Offering, the conversion of the Subordinated Convertible Loans, the exercise of the option granted to the Underwriters and the consummation of the transactions contemplated in the Corporate Reorganization agreement, 2,004,743,442 shares (including shares in the form of ADSs) were outstanding.

2     Basis of presentation

These consolidated financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements (February 2008). These consolidated financial statements are presented in thousands of United States dollars (“USD”).

As mentioned in Note 1, Ternium was assigned the equity interests previously held by San Faustín and its subsidiaries in various flat and long steel manufacturing and distributing companies. As these transactions were carried out among entities under common control, the assets and liabilities contributed to the Company have been accounted for at the relevant predecessor’s cost, reflecting the carrying amount of such assets and liabilities. Accordingly, the consolidated financial statements include the financial statements of the above-mentioned companies on a combined basis at historical book values on a carryover basis as though the contribution had taken place on January 1, 2003, (the transition date to IFRS ) and no adjustment has been made to reflect fair values at the time of the contribution.

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

2     Basis of presentation (continued)

Detailed below are the companies whose consolidated financial statements have been included in these consolidated financial statements.

			Percentage of ownership at December 31,
Company	Country of Organization	Main activity	2007	2006	2005

Ternium S.A.	Luxembourg	Holding of investments in flat and long steel manufacturing and distributing companies	100.00%	100.00%	100.00%
Hylsamex S.A. de C.V. (1)	Mexico	Holding company	88.23%	88.22%	86.68%
Siderar S.A.I.C.	Argentina	Manufacturing of flat steel products	60.93%	60.93%	56.07%
Sidor C.A. (2)	Venezuela	Manufacturing and selling of steel products	56.38%	56.38%	53.20%
Ternium Internacional S.A. (formerly Techintrade Uruguay S.A.)	Uruguay	Holding company and marketing of steel products	100.00%	100.00%	100.00%
III Industrial Investments Inc. S.A. de C.V. (3)	Mexico	Holding company	-	100.00%	100.00%
Inversiones Siderúrgicas S.A.	Panama	Holding company	-	100.00%	100.00%
Ylopa - Servicios de Consultadoria Lda. (4)	Madeira - Free zone	Participation in the debt restructuring process of Amazonia and Sidor C.A.	95.66%	95.66%	95.12%
Consorcio Siderurgia Amazonia Ltd.(5)	Cayman Islands	Holding of investments in Venezuelan steel companies	94.39%	94.39%	89.07%
Fasnet International S.A.	Panama	Holding company	100.00%	100.00%	100.00%
Alvory S.A.	Uruguay	Holding of investment in procurement services companies	100.00%	100.00%	100.00%
Comesi San Luis S.A.I.C. (6)	Argentina	Production of cold or hot rold prepainted, formed and skelped steel sheets	61.32%	61.32%	56.07%
Inversiones Basilea S.A. (7)	Chile	Purchase and sale of real estate and other	60.93%	60.93%	56.07%
Prosid Investments S.C.A.(7)	Uruguay	Holding company	60.93%	60.93%	56.07%
Impeco S.A. (7)	Argentina	Manufacturing of pipe products	60.93%	60.93%	60.93%
Socominter de Guatemala S.A. (8)	Guatemala	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional España S.A. (formerly Socominter de España S.A.U.) (8)	Spain	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional Ecuador S.A. (formerly Socotrading S.A.) (8)	Ecuador	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International USA Corporation (formerly Techintrade Corporation) (8)	USA	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (formerly Techint Engineering Company B.V.)(8)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

2     Basis of presentation (continued)

			Percentage of ownership at December 31,
Company	Country of Organization	Main activity	2007	2006	2005
Ternium Internacional Perú S.A.C. (formerly Techintrade del Perú S.A.C.) (8)	Peru	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International Inc.(8)	Panama	Marketing of steel products	100.00%	100.00%	-
Hylsa S.A. de C.V. (9)	Mexico	Manufacturing and selling of steel products	88.23%	88.22%	86.68%
Ferropak Comercial S.A. de C.V. (9)	Mexico	Scrap company	88.23%	88.22%	86.68%
Ferropak Servicios S.A. de C.V. (9)	Mexico	Services	88.23%	88.22%	86.68%
Galvacer America Inc (9)	USA	Distributing company	88.23%	88.22%	86.68%
Galvamet America Corp (9)	USA	Manufacturing and selling of insulates panel products	88.23%	88.22%	86.68%
Transamerica E. & I. Trading Corp (9)	USA	Scrap company	88.23%	88.22%	86.68%
Galvatubing Inc. (9)	USA	Manufacturing and selling of pipe products	88.23%	88.22%	86.68%
Las Encinas S.A. de C.V. (9)	Mexico	Exploration, explotation and pelletizing of iron ore	88.23%	88.22%	86.68%
Técnica Industrial S.A. de C.V. (9)	Mexico	Services	88.23%	88.22%	86.68%
Acerex S.A. de C.V.	Mexico	Tooling services	-	-	43.34%
Acerex Servicios S.A. de C.V.	Mexico	Services	-	-	43.34%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (10)	Mexico	Exploration, explotation and pelletizing of iron ore	44.12%	44.11%	43.34%
Peña Colorada Servicios S.A. de C.V. (10)	Mexico	Services	44.12%	44.11%	43.34%
Ternium Treasury Services S.A.	Uruguay	Financial Services	100.00%	-	-
Ternium Treasury Services B.V	Holanda	Financial Services	100.00%	-	-
Servicios Integrales Nova de Monterrey S.A. de C.V. (11)	Mexico	Medical and Social Services	65.73%	-	-
Ternium Mexico S.A. de C.V. (formerly Grupo Imsa S.A.B. de C.V.)	Mexico	Holding company	100.00%	-	-
Imsa Acero S.A. de C.V. (12)	Mexico	Holding company	100.00%	-	-
Enermex S.A. de C.V. (12)	Mexico	Holding company	100.00%	-	-
Sefimsa S.A. de C.V. (12)	Mexico	Financial Services	100.00%	-	-
Ecore Holding S. de R.L. de C.V. (12)	Mexico	Holding company	100.00%	-	-
Neotec L.L.C. (12)	USA	Holding company	100.00%	-	-
Treasury Services L.L.C. (12)	USA	Financial Services	100.00%	-	-
APM, S.A. de C.V.	Mexico	Manufacturing and selling of steel products	100.00%	-	-
Acedor, S.A. de C.V.	Mexico	Holding company	100.00%	-	-
Empresas Stabilit S.A. de C.V. (12)	Mexico	Holding company	100.00%	-	-
Acerus S.A. de C.V. (12)	Mexico	Manufacturing and selling of steel products	100.00%	-	-

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

2	Basis of presentation (continued)

			Percentage of ownership at December 31,
Company	Country of Organization	Main activity	2007	2006	2005
Imsa Monclova S.A. de C.V. (12)	Mexico	Services	100.00%	-	-
Imsamex Ecuador S.A. (12)	Ecuador	Marketing of steel products	100.00%	-	-
Industrias Monterrey S.A. (12)	Guatemala	Manufacturing and selling of steel products	100.00%	-	-
Imsaacero Ecuador Holding S.A. (12)	Ecuador	Holding company	100.00%	-	-
Corporativo Grupo Imsa S.A. de C.V. (12)	Mexico	Services	100.00%	-	-
Industrias Monterrey S.A. de C.V. (12)	Mexico	Manufacturing and selling of steel products	100.00%	-	-
Ternium USA Inc. (formerly Imsa holding Inc.) (12)	USA	Holding company	100.00%	-	-
Industria Galvanizadora S.A. (12)	Guatemala	Manufacturing and selling of steel products	100.00%	-	-
Imsa Americas Inc. (12)	USA	Marketing of steel products	100.00%	-	-
Imsa Caribbean Inc. (12)	Puerto Rico	Manufacturing and selling of steel products	100.00%	-	-
Imsa Colombia S.A. (12)	Colombia	Marketing of steel products	100.00%	-	-
Imsa Andina S.A. (12)	Peru	Marketing of steel products	100.00%	-	-
Multypanel de América S.A. (12)	Costa Rica	Manufacturing and selling of insulates panel products	100.00%	-	-
Industria Galvanizadora S.A. (12)	Nicaragua	Manufacturing and selling of steel products	99,30%	-	-
Industria Galvanizadora de Honduras S.A. de C.V. (12)	Honduras	Manufacturing and selling of steel products	99.20%	-	-
Industria Galvanizadora S.A. de C.V. (12)	El Salvador	Manufacturing and selling of steel products	99.93%	-	-
Industrias Monterrey S.A. (12)	Costa Rica	Manufacturing and selling of steel products	100.00%	-	-

(1)	Indirectly through the participation of Ternium Mexico S.A. de C.V. (70.00%) and Siderar S.A.I.C. (29.92%). Total voting rights held: 99.92%.
(2)	Indirectly through the participation in Amazonia (59.73%). Total voting rights held: 59.73%.

(3)	Formerly III Industrial Investment Inc. BVI. As of December 13, 2007 it was merged into Ternium México S.A. de C.V.
(4)	Directly (88,89%), indirectly through Prosid Investments S.C.A. (11.11%). Total voting rights held: 100.00%.
(5)	Directly (85,62%) and indirectly through the participation in Prosid Investments S.C.A. (14.38%). Total voting rights held: 100.00%.
(6)	Indirectly through Siderar S.A.I.C. (99.00%) and Ternium Internacional Uruguay S.A. (1.00%). Total voting rights held: 100.00%.
(7)	Indirectly through Siderar S.A.I.C. Total voting rights held 100.00%.
(8)	Indirectly through Ternium Internacional S.A. Uruguay.
(9)	Indirectly through the participation in Hylsamex. Total voting rights held: 99.92%. See Note 3 e).
(10)	Indirectly through the participation in Hylsamex. Total voting rights held: 50.00%.
(11)	Incorporated during 2007.
(12)	Subsidiary of Ternium Mexico S.A. de C.V. (see Note 3 (a)).

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

2	Basis of presentation (continued)

Elimination of all material intercompany transactions and balances between the Company and their respective subsidiaries have been made in consolidation.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

The preparation of financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

These consolidated financial statements have been approved for issue by the board of directors on February 26, 2008.

3     Acquisition of business

(a) Grupo Imsa S.A.B. de C.V. (“Grupo Imsa”)

On April 29, 2007, Ternium entered into an agreement with Grupo IMSA S.A.B. de C.V. (“Grupo Imsa”) and Grupo Imsa’s controlling shareholders under which Ternium obtained control of Grupo Imsa for a total consideration (equity value) of approximately USD 1.7 billion.

Under the agreement, Ternium, through its wholly owned subsidiary Ternium Internacional España S.L.U., made a cash tender offer under applicable Mexican law for all of the issued and outstanding share capital of Grupo Imsa at a price of US$ 6.40 per share. Pursuant to the tender offer, Ternium acquired 25,133,856 shares representing 9.3% of the issued and outstanding capital of the company.

Concurrently with the consummation of the tender offer, on July 26, 2007, all the shares of Grupo Imsa that were not tendered into the tender offer (including the shares owned by Grupo Imsa’s majority shareholders), representing 90.7% of Grupo Imsa’s issued and outstanding share capital were redeemed for cash pursuant to a capital reduction effected at the same price per share.

Accordingly, Ternium now owns all of Grupo Imsa’s issued and outstanding share capital.

Grupo Imsa is a steel manufacturer with operations in Mexico, the United States and Guatemala. It has an annual production capacity of 2.2 million tons of hot rolled coils, 1.8 million tons of cold rolled products and 1.7 million tons of coated products. In addition, Grupo Imsa produces panels and other steel products.

Grupo Imsa contributed revenues of USD 976.3 million and a net loss of USD 77.5 million in the period from July 26, 2007 to December 31, 2007 (these amounts do not include revenues or net profits generated by discontinued operations). The book value of Grupo Imsa’s net assets acquired totals USD 543.9 million. The fair value of assets and liabilities arising from the transaction are as follows:

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

3     Acquisition of business (continued)
	USD Thousands
	Fair value	Book value

Property, plant and equipment	1,602,398	1,205,128
Intangible assets	456,404	73,227
Inventories	501,304	501,304
Cash and cash equivalents	190,087	190,087
Deferred Tax Liabilities	(481,930)	(253,991)
Provisions	(10,011)	(10,011)
Borrowings	(1,437,676)	(1,437,676)
Other assets and liabilities, net	(99,069)	(99,069)
Net assets pertaining to discontinued operations (1)	485,651	374,949
Net	1,207,158	543,948
Goodwill	455,776
Goodwill – Discontinued operations	65,740
Total Purchase Consideration	1,728,674

Other cash consideration – Income Tax paid on the transaction	297,700

(1) These amounts do not include the goodwill attributable to discontinued operations for USD 65.7 million.

Goodwill, representing the excess of the purchase price paid over the fair value of identifiable assets, liabilities and contingent liabilities totaled USD 521.5 million. Goodwill derives principally from synergies expected to be obtained by the Company after the transaction, as well as the fair value of the going concern element of the acquiree.

Upon consummation of the transaction, the Company was subject to an income tax payment of USD 297.7 million. This payment can be credited against future income tax obligations for the following three fiscal years. As the Company expects to generate sufficient taxable income in that period, the above mentioned amount has been considered as an income tax prepayment (USD 222.7 million have  been disclosed under Other Receivables line item and USD 75.0 million have been offset against Current Tax Liabilities at December 31, 2007).

The transactions were financed primarily through the incurrence of debt as follows:

•
Ternium made several borrowings in an aggregate principal amount of USD 125 million under a loan facility (the “Ternium Facility”) with a syndicate of banks led by Calyon New York Branch as administrative agent, the proceeds of which were primarily used to finance the above described tender offer. Ternium’s loans under the Ternium Facility will be repaid in nine consecutive and equal semi-annual installments commencing on July 26, 2008. On January 28, 2008, the company prepaid all of its outstanding obligations with Calyon New York Branch, amounting to approximately USD 129.1 million.

•
Ternium’s subsidiary Hylsa S.A. de C.V. (“Hylsa”) made several borrowings in an aggregate principal amount of 3,485 million under a loan facility (the “Hylsa Facility”) with a syndicate of banks led by Calyon New York Branch as administrative agent, the proceeds of which were primarily used to finance the above described capital reduction by Grupo Imsa, to refinance existing indebtedness of Grupo Imsa and Hylsa and to pay taxes, fees and expenses related to the transactions.

Grupo Imsa assumed on August 3, 2007 certain of Hylsa’s loans under the Hylsa Facility, as well as a portion of Hylsa’s remaining unused commitments. Following the assumption date:

•	Hylsa’s debt under the Hylsa Facility amounted to USD 2,070 million in principal amount, and Grupo Imsa’s debt under that facility amounted to USD 1,415 million in principal amount; and

•	Grupo Imsa’s unused commitment under the facility amounted to USD 140 million.

The loans of each of Hylsa and Grupo Imsa are divided in two tranches of equal principal amount. Tranche A loans will be repaid in seven equal semi-annual installments beginning on January 26, 2009, while tranche B loans will be repaid in one installment due on July 26, 2012.

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

3     Acquisition of business (continued)

Each of the Ternium Facility and the Hylsa Facility contains covenants customary for transactions of this type, including limitations on liens and encumbrances, restrictions on investments and capital expenditures, limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio). There are no limitations to the payment of dividends under either facility, except in case of non compliance of the above mentioned covenants.

Pro forma data including acquisitions for the year ended December 31, 2007
Had the Grupo Imsa transaction been consummated on January 1st., 2007, then Ternium’s unaudited pro forma net sales and net income for the year ended December 31, 2007 would have been approximately $9.6 billion and $0.8 billion, respectively. These pro forma results were prepared based on public information and unaudited accounting records maintained prior to such transaction and adjusted by depreciation and amortization of tangible and intangible assets and interest expense of the borrowing incurred for the transaction as described above.

(b) Acerex S.A. de C.V.

In April 2006, the Company acquired a 50% equity interest in Acerex S.A. de C.V. (“Acerex”) through its subsidiary Hylsa S.A. de C.V. for a total purchase price of USD 44.6 million. Upon completion of this transaction Hylsa S.A. de C.V. owns 100% of Acerex. Acerex is a service center dedicated to processing steel to produce short-length and steel sheets in various widths. Acerex operates as a cutting and processing plant for Ternium’s Mexican operations and as an independent processor for other steel companies. On August 31, 2006 Acerex S.A. de C.V. was merged into Hylsa S.A. de C.V.

As permitted by IFRS 3 “Business Combinations” (“IFRS 3”), the Company accounted for this acquisition under the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation (amounting to USD 24.3 million) being recorded directly in equity.

(c) Additional shares of Siderar bought by Ternium S.A.

On December 28, 2006, Ternium S.A. acquired from CVRD International S.A. 16,860,000 shares of Siderar S.A.I.C, representing 4.85% of that company, for an aggregate purchase price of USD 107.5 million. After this acquisition Ternium has increased its ownership in Siderar to 60.93%.

As permitted by IFRS 3, the Company accounted for this acquisition under the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation (amounting to USD 8.1 million) being recorded directly in equity.

(d) Impeco S.A.

On November 18, 2005, Ternium’s Argentine subsidiary, Siderar, agreed to acquire assets and facilities of Acindar Industria Argentina de Aceros S.A. related to the production of welded steel pipes in the province of Santa Fe in Argentina, as well as 100% of the issued and outstanding shares of Impeco S.A., which in turn owns a plant located in the province of San Luis in Argentina. Purchase price paid totaled USD 55.2 million. These two plants have a production capacity of 140 thousand tons per year of tubes to be used in the construction, agricultural and manufacturing industries. The acquisition has been approved by the Argentine competition authorities and was completed on January 31, 2006. This acquisition did not give rise to goodwill.

The acquired business contributed revenues of USD 73.3 million in the year ended December 31, 2006. The fair value of assets and liabilities arising from acquisition are as follows:

USD Thousands
Property, plant and equipment	47,825
Inventories	8,180
Deferred tax liabilities	(875)
Others assets and liabilities, net	53
Net	55,183

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

3	Acquisition of business (continued)

(e) Hylsamex

On May 18, 2005, III BVI, Hylsamex S.A. de C.V. and Alfa entered into the Hylsamex Acquisition Agreement. Pursuant to the terms of the Hylsamex Acquisition Agreement, on July 26, 2005, III BVI launched a cash tender offer in Mexico for the acquisition of all the outstanding shares of Hylsamex. On August 22, 2005, the acquisition by III BVI of a controlling interest in Hylsamex and of Alfa’s minority interests in Amazonia, Ylopa and Hylsa Latin was consummated. The Company acquired an indirect controlling interest in Hylsamex and its subsidiaries, and the indirect equity stakes owned by Hylsamex’s former controlling shareholder, Alfa, in Amazonia and Ylopa. III BVI and Siderar acquired 70.0% and 29.3% of the shares of Hylsamex, respectively by a total amount of USD 2,095 million. III BVI also acquired an additional 10.5% direct and indirect interest in Amazonia and an additional 11.1% interest in Ylopa by USD 91.9 million. Subsequently, Siderar purchased additional shares of Hylsamex in the open market for a total amount of USD 9.7 million, thus reaching a 29.9% equity interest in that company.

Hylsamex’s main business is the production of flat and long steel products, with manufacturing plants located in the cities of Monterrey and Puebla, Mexico, and is a leader in the production of coated steel.

The acquired business contributed revenues of USD 723.8 million and net income of USD 25.4 million to the Company in the year ended December 31, 2005. The book value of net assets acquired totals USD 1,492 million. The fair value of assets and liabilities arising from acquisition are as follows:
USD Thousands
Property, plant and equipment	2,129,325
Inventories	345,053
Cash and cash equivalents	215,411
Deferred tax liabilities	(449,537)
Pension benefits	(116,860)
Borrowings	(751,730)
Others assets and liabilities, net	488,297
Minority interest	(156,651)
Net	1,703,308

Goodwill, representing the excess of the purchase price paid over the fair value of identifiable assets, liabilities and contingent liabilities acquired, totaled USD 399.7 million.

(f) Additional shares of Hylsamex bought by Siderar

On June 19, 2006, Siderar completed the acquisition of 940,745 additional shares of Hylsamex, representing 0.2% of that company’s issued and outstanding common stock, for a total consideration of USD 3.3 million. This acquisition was effected through a trust fund established by Siderar in 2005 in connection with the initial acquisition of Hylsamex (see note 3(e)). Goodwill resulting from this acquisition totaled USD 0.7 million. During 2007, Siderar completed the acquisition of 56,502 additional shares of Hylsamex, representing 0.01% of that company’s issued and outstanding common stock, for a total consideration of USD 0.2 million.

(g) Amazonia

On February 3, 2005, Ylopa exercised its option to convert the outstanding balance of the Amazonia convertible debt instrument into newly issued shares of that company. On February 15, 2005, new shares of Amazonia were issued in exchange for the convertible instrument. As a result, Ternium’s indirect participation in Amazonia increased from 31.03% to 53.47%, thereby increasing its indirect participation in Sidor from 18.53% to 31.94%. This acquisition has been accounted for following the provisions contained in IFRS 3 and, accordingly, assets acquired and liabilities assumed have been valued at fair value. Total purchase consideration, representing the carrying amount of the convertible debt instrument at the date of conversion, accounted for USD127.6 million, of which USD82.0 million correspond to the majority shareholders. The excess of Ternium’s interest in the net fair value of Amazonia’s identifiable assets, liabilities and contingent liabilities over the purchase price (amounting to USD 188.4 million) has been recognized in income for the year. The main factor that contributed to a purchase price significantly below the fair value of net assets acquired is the downturn experienced by steel prices until 2003. Thus, the convertible debt instrument was issued at a time when Amazonia was undergoing a severe crisis affecting its business and financial condition, this situation being opposite to the current business condition on the date the conversion feature was exercised and the business combination was effected. In addition, as also required by IFRS 3, the Company recorded in equity the excess of the fair value of its pre-acquisition interest in Amazonia’s net assets over their corresponding carrying amounts.

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

3	Acquisition of business (continued)

The acquired business contributed revenues of USD 1,863.5 million to the Company in the year ended December 31, 2005.  The book value of net assets acquired totals USD 928 million. The fair value of assets and liabilities arising from acquisition are as follows:

USD Thousands
Property, plant and equipment	2,444,289
Inventories	284,676
Cash and cash equivalents	305,342
Deferred Tax Liabilities	(284,242)
Pension Benefits	(78,425)
Provisions	(37,163)
Borrowings	(656,658)
Others assets and liabilities, net	(13,459)
Minority Interest	(795,178)
Net	1,169,182

4	Accounting policies

The following is a summary of the principal accounting policies followed in the preparation of these consolidated financial statements:

(a)      Group accounting

(1) Subsidiary companies

Subsidiary companies are those entities in which the Company has an interest of more than 50% of the voting rights or otherwise has the power to exercise control over the operating decisions. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the acquisition cost over the Company’s share of the fair value of net assets acquired is recorded as goodwill. Acquisition of minority interests in subsidiaries is accounted for following the economic entity model and, accordingly, assets acquired and liabilities assumed are valued at book value and the difference arising on purchase price allocation is recorded in equity under “Revaluation and other reserves” line item. Material intercompany transactions, balances and unrealized gains on transactions among the Company and its subsidiaries are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.

(2) Associated companies

Associated companies are entities in which Ternium generally has between 20% and 50% of the voting rights, or over which Ternium has significant influence, but which it does not control. Investments in associated companies are accounted for using the equity method of accounting. Under this method the Company’s share of the post-acquisition profits or losses of an associated company is recognized in the income statement and its share of post-acquisition changes in reserves is recognized in reserves. The cumulative post-acquisition changes are adjusted against the cost of the investment. Unrealized gains on transactions among the Company and its associated companies are eliminated to the extent of the Company’s interest in such associated company; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in an associated company equals or exceeds its interest in such associate, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such associated company.

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

4     Accounting policies (continued)

(3) First-time application of IFRS

The Company’s transition date is January 1, 2003. Ternium prepared its opening IFRS balance sheet at that date.

In preparing its financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS, as detailed below:

3.1. Exemptions from full retrospective application – elected by the Company

The Company has elected to apply the following optional exemptions from full retrospective application.

(a) Fair value as deemed cost exemption
Ternium has elected to measure its property, plant and equipment at fair value as of January 1, 2003.

(b) Cumulative translation differences exemption
Ternium has elected to set the previously accumulated cumulative translation to zero at January 1, 2003. This exemption has been applied to all subsidiaries in accordance with IFRS 1.

3.2 Exceptions from full retrospective application followed by the Company

Ternium has applied the following mandatory exceptions from retrospective application.

(a) Derecognition of financial assets and liabilities exception

Financial assets and liabilities derecognized before January 1, 2003 are not re-recognized under IFRS. However, this exception had no impact on these financial statements as it was not applicable since the Company did not derecognize any financial assets or liabilities before the transition date that qualified for recognition.

(b) Hedge accounting exception

The Company has no derivatives that qualify for hedge accounting. This exception is therefore not applicable.

(c) Estimates exception

Estimates under IFRS at January 1, 2003 should be consistent with estimates made for the same date under previous GAAP.

(d) Assets held for sale and discontinued operations exception

Ternium did not have assets that met the held-for-sale criteria (as defined by IFRS 5) at the transition date (January 1, 2003).

(b)	Foreign currency translation

(1)  Functional and presentation currency

Items included in the financial statements of each of the Company’s subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

(2) Subsidiary companies

The results and financial position of all the group entities (none of which operates in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i)  assets and liabilities are translated at the closing rate of each balance sheet;
(ii)  income and expenses for each income statement are translated at average exchange rates; and
(iii)  all resulting translation differences are recognized as a separate component of equity.

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

4     Accounting policies (continued)

(b)   Foreign currency translation (continued)

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in currencies other than the functional currency are recognized in the income statement, including the foreign exchange gains and losses from intercompany transactions.

(c)	Property, plant and equipment

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). Nevertheless, as mentioned in Note 4(a), property, plant and equipment have been valued at its deemed cost at the transition date to IFRS.

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

In accordance with IAS 23, borrowing costs that are attributable to the acquisition or construction of certain capital assets could be capitalized as part of the cost of the assets. Capital assets for which borrowing costs may be capitalized are those that require a substantial period of time to prepare for their intended use. At December 31, 2007, no borrowing costs have been capitalized.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Depreciation method is reviewed at each balance sheet date. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No Depreciation
Buildings and improvements	20-40 years
Production equipment	15-25 years
Vehicles, furniture and fixtures and other equipment	5-15 years

The assets’ useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount. (see Note 4 (e) “Impairment”).

(d)   Intangible assets

(1) Information system projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year.

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

4     Accounting policies (continued)

(d)	Intangible assets (continued)

Information system projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

(2) Mining concessions and exploration costs

Mining license was recognized as a separate intangible asset upon the acquisition of Hylsamex and comprises the right to exploit or explore the mines and is recognized at its fair value less accumulated amortization. Amortization charge is calculated according to the mineral extracted in each period and is included in cost of sales.

Exploration costs are classified as intangible assets until the production begins. Exploration costs are tested for impairment annually.

(3) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium’s participation in acquired companies’ net assets at the acquisition date. Under IFRS 3, goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested.

(4) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2007, 2006 and 2005 totaled USD 1.5 million, USD 1.8 million and USD 2.1 million, respectively.

(5) Customer relationships intangible asset acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Grupo Imsa.

Customer relationships are amortized over a useful life of approximately 10 years.

(6) Trademarks

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of trademarks separately from goodwill attributable to the acquisition of Grupo Imsa.

Trademarks are amortized over a useful life of approximately 5 years.

(e)	Impairment

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and the present value of estimated future cash flows. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

At December 31, 2007, 2006 and 2005, no impairment provisions were recorded.

(f)	Other investments

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds less than 20% of the outstanding equity and does not exert significant influence.

Under IAS 39 “Financial Instruments: Recognition and Measurement”, investments have to be classified into the following categories:  financial assets at fair value through profit or loss; held-to-maturity investments; loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired.

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

4     Accounting policies (continued)

(f)	Other investments (continued)

Management determines the classification of its investments at initial recognition. The entity classifies its investments as financial assets at fair value through profit or loss.

All purchases and sales of investments are recognized on the trade date, which is not significantly different from the settlement date, which is the date that Ternium commits to purchase or sell the investment.

Income from financial instruments is recognized in Other financial expenses, net in the income statement. Interest receivable on investments in debt securities is calculated using the effective rate. Dividends from investments in equity instruments are recognized in the income statement when the Company’s right to receive payments is established.

(g)	Inventories

Inventories are stated at the lower of cost (calculated using the first-in-first-out “FIFO” method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. Goods acquired in transit at year end are valued at supplier’s invoice cost.

For purposes of determining net realizable value, the Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The allowance for slow-moving inventory is recognized for finished goods and goods in process based on management’s analysis of their aging.

In connection with supplies and spare parts the calculation is based on management’s analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance and the potential obsolescence due to technological change.

(h)	Trade receivables

Trade and other receivables are carried at face value less an allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value.

A provision for impairment is established when there is objective evidence that a financial asset or group of assets is impaired. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Company about a loss event, such as a significant financial difficulty of the obligor or a breach of contract. The amount of the impairment is determined as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognized in the income statement.

(i)	Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value.

For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of less than 90 days).

In the consolidated balance sheet, bank overdrafts are included in borrowings within current liabilities.

(j)	Non current assets (disposal group) classified as held for sale

Non-current assets (disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through a continuing use.

The carrying value of non-current assets classified as held for sale, net of liabilities directly associated with them, at December 31, 2007, totals USD 555.4 million, of which USD 547.9 correspond to discontinued operations (see notes 29 and 34) and USD 7.5 million correspond principally to land and other real estate items. Sale is expected to be completed within a one-year period.

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

4     Accounting policies (continued)

(k)	Shareholders’ equity

The consolidated statement of changes in shareholders’ equity for the years 2007, 2006 and 2005 was prepared based on the following criteria:

•	Currency translation differences arising from the translation of financial statements expressed in currencies other than the U.S. dollar are shown in a separate line.
•
Expenses incurred in connection with the Initial Public Offering at December 31, 2006 and 2005 totaled USD 17.8 million and USD 5.5 million, respectively, and have been deducted from equity, since they directly relate to a transaction which itself is to be recorded in equity.

•
For purposes of preparing the combined statement of changes in shareholders’ equity for the year ended December 31, 2005, shown as comparative information, dividends include the dividends paid by III (BVI) to San Faustín, and dividends paid by Ylopa to Tenaris, as if they had been paid by Ternium to San Faustín or Tenaris. Other distributions comprise loans granted by Ylopa and Amazonia to its shareholders that are in substance capital nature transactions. These loans are non-interest bearing facilities granted by Ylopa to its shareholders based on their respective stockholdings. These loans mature in one year, although debtors are allowed to make partial or full prepayments at any time. However Ylopa’s intention is to offset the outstanding balance of such facilities against future dividend distributions. Accordingly, these credits have been shown as a reduction to equity.

(l)	Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

Capitalized borrowing costs are amortized over the life of their respective debt.

(m)	Income taxes – current and deferred

Under present Luxembourg law, so long as the Company maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company.

The Company has qualified for, and was admitted to, the Billionaire holding company tax regime in conjunction with the financing holding company tax regime in Luxemburg starting January 1, 2006.

On December 29, 2006, the Grand-Duchy of Luxembourg announced the decision to terminate its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly listed companies (including Ternium S.A.) will be entitled to continue benefiting from their current tax regime until December 31, 2010.

The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium’s subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

Deferred income taxes are calculated, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise on fixed assets,  originated in  different valuation and useful lives considered by accounting standards and tax regulations, tax loss carry-forwards, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at the balance sheet date. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

4     Accounting policies (continued)

(m)	Income taxes – current and deferred (continued)

Under Mexican law, Ternium’s subsidiaries are required to pay their employees an annual benefit calculated on a basis similar to that used for local income tax purposes. Employee statutory profit sharing is calculated using the liability method, and is recorded in current other liabilities and non current other liabilities on the balance sheet. Because Mexican employee statutory profit sharing is determined on a basis similar to that used for determining local income taxes, the Company accounts for temporary differences arising between the statutory calculation and the reported expense determined under IFRS in a manner similar to calculation of deferred income tax.

(n)	Employee liabilities

(1)       Pension obligations

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees’ expected average remaining working lives.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

Sidor

In compliance with the requirements established by the share purchase agreement subscribed in connection with the acquisition of Sidor, and as provided by the agreement entered into with the union representing Sidor’s employees, on July 6, 1998, Sidor has established a defined contribution plan providing for certain pension and other post-retirement benefits for qualifying employees. This plan is financed through contributions made by that company and active employees. Although the plan does not provide for the amounts to be paid to employees upon retirement, for purposes of International Accounting Standard No. 19 “Employee Benefits”, Sidor’s obligations have been calculated based on actuarial calculations prepared assuming this plan qualifies as a defined benefit plan.

Hylsamex

The valuation of the liabilities for employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established irrevocable trust funds for the payment of pensions and seniority premiums, as well as for health-care expenses.

Siderar

Siderar implemented an unfunded defined benefit employee retirement plan for certain officers on August 1, 1995. The plan is designed to provide retirement, termination and other benefits to those officers. For its main plan, Siderar is accumulating assets for the ultimate payment of those benefits in the form of investments that carry time limitations for their redemption. The investments are not part of a particular plan, nor are they segregated from Siderar’s other assets, and therefore this plan is classified as “unfunded” under IFRS definitions. Benefits provided by the plan are denominated in U.S. Dollars and are calculated based on a seven-year salary average.

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

4     Accounting policies (continued)

(n)	Employee liabilities (continued)

Grupo IMSA

Grupo Imsa has a defined contribution pension plan with the objective of offering retirement benefits, benefits for total and permanent disability and death benefits. In accordance with this plan Grupo Imsa is obligated to contribute to the pension fund an amount equivalent to 4% of the participant’s salary as well as additional contributions up to an amount equivalent to 2% of the participant’s salary when and if the employee decides to make additional contributions. The benefit to the participants consists of receiving a pension derived from the accumulated amount from each of the individual accounts. A respected financial institution administers the contributed funds. For purposes of International Accounting Standard No. 19 “Employee Benefits”, this plan qualifies as a defined contribution plan.

(2) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(3) Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

During 2007, Ternium launched an incentive retention program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium’s shareholders’ equity (excluding minority interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years beginning January 1, 2007 and will be redeemed by the Company ten years after grant date. As of December 31, 2007, the outstanding liability corresponding to the Program amounts to USD 1.9 million.

(4) Social security contributions

Social security laws in force in Argentina, Mexico and Venezuela provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Siderar, Hylsamex and Sidor make monthly contributions calculated based on each employee's salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

(o)	Provisions and other liabilities

Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium’s estimates of the outcomes of these matters and the advice of Ternium’s legal advisors.

(p)	Revenue recognition

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying all of the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery as defined by the risk transfer provision of the sales contracts has occurred, and collectibility is reasonably assured.

Interest income is recognized on an effective yield basis.

Income from participation account is recognized when earned according to its contractual terms (see Note 10).

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

4     Accounting policies (continued)

(q)	Cost of sales, selling, general and administrative expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

(r)	Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year (see Note 28).

(s)	Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 33 “Financial risk management”.

(t)	Segment information

Business segments: for management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others.

The flat steel products segment comprises the manufacturing and marketing of flat steel products. Flat steel products include hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electrogalvanized sheets, pre-painted sheets and other tailor-made products to serve its customers’ requirements.

The long steel products segment comprises the manufacturing and marketing of long steel products. Long steel products include billets (steel in its basic, semifinished state), wire rod and bars.

The other products segment includes the products other than flat and long steel, mainly pig iron and pellets.

The secondary reporting format is based on a geographical location. Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and Other. The North American segment comprises principally United States, Canada and Mexico. The South and Central American segment comprises principally Argentina, Brazil, Colombia, Venezuela and Ecuador.

Allocation of net sales is based on the customers’ location. Allocation of assets, liabilities and capital expenditures is based on their corresponding location.

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

5     Segment information

        Primary reporting format – business segments
	Flat steel products	Long steel products	Other	Unallocated	Total
Year ended December 31, 2007

Net sales	6,511,783	1,466,907	205,691	-	8,184,381
Cost of sales	(4,611,413)	(1,032,666)	(151,961)	-	(5,796,040)
Gross profit	1,900,370	434,241	53,730	-	2,388,341

Selling, general and administrative expenses	(659,144)	(148,976)	(17,687)	-	(825,807)
Other operating income, net	14,959	7,707	1,208	-	23,874

Operating income	1,256,185	292,972	37,251	-	1,586,408

Capital expenditures - PP&E	360,121	36,230	622	-	396,973
Depreciation - PP&E	428,289	75,681	10,789	-	514,759

Segment assets
Inventories, net	1,702,777	188,562	21,712	-	1,913,051
Trade receivables, net	710,965	116,788	20,074	-	847,827
Property , plant and equipment, net	5,998,147	812,885	47,747	-	6,858,779
Intangibles assets, net	1,312,315	82,741	57,174	-	1,452,230
Other assets	-	-	-	2,695,423	2,695,423

Segment liabilities	938,246	221,083	26,847	6,214,244	7,400,420

	Flat steel products	Long steel products	Other	Unallocated	Total
Year ended December 31, 2006

Net sales	5,060,582	1,262,603	242,397	-	6,565,582
Cost of sales	(3,294,580)	(860,724)	(141,675)	-	(4,296,979)
Gross profit	1,766,002	401,879	100,722	-	2,268,603

Selling, general and administrative expenses	(492,938)	(119,065)	(12,781)	-	(624,784)
Other operating (expenses) income, net	(13,356)	(6)	6,112	-	(7,250)

Operating income	1,259,708	282,808	94,053	-	1,636,569

Capital expenditures - PP&E	358,541	17,730	7,401	-	383,672
Depreciation - PP&E	333,926	57,765	12,493	-	404,184

Segment assets
Inventories, net	1,078,954	109,143	53,228	-	1,241,325
Trade receivables, net	407,684	141,228	28,954	-	577,866
Property , plant and equipment, net	4,632,273	732,131	56,279	-	5,420,683
Intangibles assets, net	410,985	79,424	61,178	-	551,587
Other assets	-	-	-	979,078	979,078

Segment liabilities	592,734	109,870	24,820	2,555,974	3,283,398

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

5	Segment information (continued)

	Flat steel products	Long Steel products	Other	Unallocated	Total
Year ended December 31, 2005

Net sales	3,680,582	625,368	143,821	-	4,449,771
Cost of sales	(2,014,227)	(390,177)	(82,570)	-	(2,486,974)
Gross profit	1,666,355	235,191	61,251	-	1,962,797

Selling, general and administrative expenses	(412,042)	(77,024)	(15,621)	-	(504,687)
Other operating expenses, net	(56,281)	(2,163)	(7,505)	-	(65,949)

Operating income	1,198,032	156,004	38,125	-	1,392,161

Capital expenditures - PP&E	208,772	14,587	-	-	223,359
Depreciation - PP&E	267,975	32,604	1,387	-	301,966

Segment assets
Inventories, net	859,270	126,536	14,313	-	1,000,119
Trade receivables, net	363,573	74,925	34,262	-	472,760
Property, plant and equipment, net	4,653,192	749,305	61,374	-	5,463,871
Intangibles assets, net	403,432	78,102	71,348	-	552,882
Other assets	-	-	-	1,170,349	1,170,349

Segment liabilities	717,855	193,247	31,117	4,141,843	5,084,062

Secondary reporting format - geographical segments

	South and Central America	North America	Europe and other	Total
Year ended December 31, 2007
Net sales	4,593,470	3,421,906	169,005	8,184,381
Segment assets
Trade receivables, net	219,840	615,559	12,428	847,827
Property, plant and equipment	3,338,282	3,520,447	50	6,858,779

Depreciation - PP&E	326,105	188,616	38	514,759
Capital expenditures – PP&E	226,081	170,892	-	396,973

Year ended December 31, 2006
Net sales	3,700,489	2,769,105	95,988	6,565,582
Segment assets
Trade receivables, net	202,784	355,631	19,451	577,866
Property, plant and equipment	3,450,176	1,970,420	87	5,420,683

Depreciation – PP&E	270,453	133,688	43	404,184
Capital expenditures – PP&E	286,008	97,662	2	383,672

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

5     Segment information (continued)

	South and Central America	North America	Europe and other	Total

Year ended December 31, 2005
Net sales	2,793,725	1,293,464	362,582	4,449,771
Segment assets
Trade receivables, net	64,837	335,795	72,128	472,760
Property, plant and equipment	3,409,045	2,054,687	139	5,463,871

Depreciation - PP&E	249,808	52,132	26	301,966
Capital expenditures – PP&E	180,867	42,473	19	223,359

6	Cost of sales
	Year ended December 31,
	2007	2006	2005

Inventories at the beginning of the year	1,241,325	1,000,119	254,286
Acquisition of business	501,304	8,180	629,729
Plus: Charges for the year
Raw materials and consumables used and other movements	4,162,226	3,004,001	1,624,729
Services and fees	213,294	152,978	119,155
Labor cost	603,614	520,717	306,215
Depreciation of property, plant and equipment	499,424	388,810	295,538
Amortization of intangible assets	17,557	14,470	10,488
Maintenance expenses	403,108	350,903	207,490
Office expenses	8,763	8,135	8,020
Freight and transportation	30,899	25,451	22,746
Insurance	11,407	10,041	4,749
(Recovery) Allowance for obsolescence	(4,417)	30,320	7,927
Recovery from sales of scrap and by-products	(83,936)	(48,488)	(35,266)
Others	104,523	72,667	31,287
Less: Inventories at the end of the year	(1,913,051)	(1,241,325)	(1,000,119)
Cost of Sales	5,796,040	4,296,979	2,486,974

7      Selling, general and administrative expenses
	Year ended December 31,
	2007	2006	2005

Services and fees	68,811	52,169	48,668
Labor cost	209,456	157,155	119,960
Depreciation of property plant and equipment	15,335	15,374	6,428
Amortization of intangible assets	33,532	5,841	3,951
Maintenance and expenses	20,080	17,397	7,316
Taxes	76,393	56,795	65,263
Office expenses	29,591	29,722	24,529
Freight and transportation	344,165	271,286	217,368
Insurance	1,845	1,234	475
Recovery of allowance for doubtful accounts	(1,524)	(5,207)	(2,467)
Others	28,123	23,018	13,196
Selling, general and administrative expenses	825,807	624,784	504,687

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

8	Labor costs (included in cost of sales, selling, general and administrative expenses)

	Year ended December 31,
	2007	2006	2005
Wages, salaries and social security costs	707,888	558,800	361,250
Termination benefits	41,118	18,176	40,364
Pension benefits (Note 24 (i))	64,064	100,896	24,561
	813,070	677,872	426,175

9	Other operating income (expenses), net

		Year ended December 31,
		2007	2006	2005

(i)	Other operating income
	Gain from the sale of sundry assets	17,411	1,064	2,443
	Others	11,338	15,652	4,100
	Total other operating income	28,749	16,716	6,543

(ii)	Other operating expenses
	Recovery (provision) for legal claims and other matters	4,184	(8,645)	(13,586)
	Others	(9,059)	(1,998)	(4,558)
	Total other operating expenses	(4,875)	(10,643)	(18,144)

(iii)	Derecognition of property, plant and equipment	-	(13,323)	(54,348)

	Total other operating income (expenses), net	23,874	(7,250)	(65,949)

10	Other financial expenses, net
	Year ended December 31
	2007	2006	2005
Debt issue costs	(9,061)	(13,686)	(3,171)
Net foreign exchange transaction gains and change in fair value of derivative instruments	(19,083)	(16,541)	(28,828)
Income from Participation Account (i)	-	-	44,050
Loss from Participation Account (i)	(282,534)	(270,161)	(265,207)
Others	(40,418)	(22,029)	(8,296)
Other financial expenses, net	(351,096)	(322,417)	(261,452)

(i)
As a result of the debt restructuring process carried out by Sidor in 2003, Ylopa became Sidor’s creditor in a Participation Account Agreement. This agreement provides for a compensation in the form of cash payments to be paid on a quarterly basis and has a term of 14 years, or until the fiscal year prior to the date of the settlement in full of certain bank borrowings (BANDES) due by Sidor.

Until February 15, 2005, the Company accounted for its investment in Amazonia under the equity method of accounting. Thus, income arising from the Participation Account Agreement described in above has been recorded under Income from Participation Account within Financial income, net. Upon conversion of the Amazonia Convertible Debt Instrument on February 15, 2005, the Company acquired control over Amazonia and began accounting for such investment on a consolidated basis. Accordingly, income resulting from Ternium’s share of the Participation Account has been offset against Amazonia’s loss for the same concept and shown net under Loss from Participation Account line item.

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

11   Income tax expense

Income tax

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2007	2006	2005
Current tax	(284,704)	(387,741)	(246,024)
Deferred tax (Note 23)	121,296	111,418	24,990
Utilization of previously unrecognized tax losses (see Note 23)	768	13,967	2,542
	(162,640)	(262,356)	(218,492)

Income tax expense for the years ended December 31, 2007, 2006 and 2005 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2007	2006	2005
Income before income tax	1,152,988	1,258,322	1,291,305

Income tax expense at statutory tax rate	(352,927)	(383,498)	(271,953)
Non taxable income	254,940	156,008	70,115
Non deductible expenses	(42,730)	(36,050)	(19,196)
Utilization of previously unrecognized tax losses	768	13,967	2,542
Provisions for tax loss carry-forwards	(22,691)	(12,783)	-
Income tax expense	(162,640)	(262,356)	(218,492)

12   Property, plant and equipment, net

Year ended December 31, 2007	Land	Building and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare Parts	Total
Cost
Values at the beginning of the year	311,516	1,556,693	5,284,964	192,058	351,283	25,587	7,722,101
Translation differences	1,950	(23,368)	(45,519)	(3,766)	(3,166)	(719)	(74,588)
Acquisition of business	203,586	222,134	1,102,553	9,520	62,791	1,814	1,602,398
Additions	317	8,193	13,339	3,996	371,128	-	396,973
Disposals / Consumptions	(153)	(4,848)	(73,886)	(3,737)	(3,902)	-	(86,526)
Transfers	6,477	253,153	94,207	1,999	(429,358)	43,743	(29,779)
Values at the end of the year	523,693	2,011,957	6,375,658	200,070	348,776	70,425	9,530,579
Depreciation
Accumulated at the beginning of the year	-	(463,372)	(1,708,375)	(128,737)	-	(934)	(2,301,418)
Translation differences	-	13,078	39,690	3,290	-	20	56,078
Depreciation charge	-	(104,357)	(395,193)	(13,845)	-	(1,364)	(514,759)
Disposals / Consumptions	-	2,846	63,674	2,513	-	-	69,033
Transfers	-	(272)	19,301	198	-	39	19,266
Accumulated at the end of the year	-	(552,077)	(1,980,903)	(136,581)	-	(2,239)	(2,671,800)
At December 31, 2007	523,693	1,459,880	4,394,755	63,489	348,776	68,186	6,858,779

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

12	Property, plant and equipment, net (continued)

Year ended December 31, 2006	Land	Building and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare Parts	Total
Cost
Values at the beginning of the year	314,467	1,441,769	5,257,096	187,207	190,356	18,619	7,409,514
Translation differences	(3,807)	(11,287)	(43,129)	(1,644)	(770)	(155)	(60,792)
Acquisition of business	2,624	42,603	2,598	-	-	-	47,825
Additions	-	-	21,275	3,424	351,744	7,229	383,672
Disposals / Consumptions	(19)	(40)	(1,374)	(2,500)	-	(106)	(4,039)
Derecognition	-	-	(38,950)	(17)	(192)	-	(39,159)
Transfers	(1,749)	83,648	87,448	5,588	(189,855)	-	(14,920)
Values at the end of the year	311,516	1,556,693	5,284,964	192,058	351,283	25,587	7,722,101
Depreciation
Accumulated at the beginning of the year	-	(386,021)	(1,442,682)	(116,019)	-	(921)	(1,945,643)
Translation differences	-	3,706	13,403	1,097	-	12	18,218
Depreciation charge	-	(83,357)	(305,320)	(15,397)	-	(110)	(404,184)
Disposals / Consumptions	-	20	388	1,582	-	85	2,075
Derecognition	-	-	25,836	-	-	-	25,836
Transfers	-	2,280	-	-	-	-	2,280
Accumulated at the end of the year	-	(463,372)	(1,708,375)	(128,737)	-	(934)	(2,301,418)
At December 31, 2006	311,516	1,093,321	3,576,589	63,321	351,283	24,653	5,420,683

13	Intangible assets, net

Year ended December 31, 2007	Information System Projects	Mining Concessions and Exploration Costs	Customer Relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	68,326	129,570	-	-	397,943	595,839
Translation differences	(195)	(101)	1,169	850	(3,017)	(1,294)
Acquisition of business (see note 3)	5,895	-	380,079	70,430	455,776	912,180
Additions	33,843	1,501	3,951	-	-	39,295
Values at the end of the year	107,869	130,970	385,199	71,280	850,702	1,546,020
Amortization
Accumulated at the beginning of the year	(30,876)	(13,376)	-	-	-	(44,252)
Translation differences	663	(59)	980	(33)	-	1,551
Amortization charge	(21,511)	(8,585)	(15,086)	(5,907)	-	(51,089)
Accumulated at the end of the year	(51,724)	(22,020)	(14,106)	(5,940)	-	(93,790)
At December 31, 2007	56,145	108,950	371,093	65,340	850,702	1,452,230

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

13	Intangible assets, net (continued)

Year ended December 31, 2006	Information System Projects	Mining Concessions and Exploration Costs	Goodwill	Total
Cost
Values at the beginning of the year	50,385	126,934	399,694	577,013
Translation differences	(409)	(1,159)	(2,426)	(3,994)
Additions	18,350	3,795	675	22,820
Values at the end of the year	68,326	129,570	397,943	595,839
Amortization
Accumulated at the beginning of the year	(19,807)	(4,324)	-	(24,131)
Translation differences	147	43	-	190
Amortization charge	(11,216)	(9,095)	-	(20,311)
Accumulated at the end of the year	(30,876)	(13,376)	-	(44,252)
At December 31, 2006	37,450	116,194	397,943	551,587

14	Investments in associated companies
	Year ended December 31,
	2007	2006
At the beginning of the year	16,285	9,122
Translation adjustment	(16)	31
Contributions	34,838	2,598
Equity in (losses) earnings of associated companies	(7,065)	4,534
At the end of the year	44,042	16,285

The principal associated companies, all of which are unlisted, are:
Company	Country of incorporation	Voting rights at December 31,		Value at December 31,
		2007	2006	2007	2006

Lomond Holdings BV. (1)	Netherlands	50.00%	50.00%	2,893	2,747
Matesi Materiales Siderúrgicos S.A. (2)	Venezuela	49.80%	49.80%	40,227	12,866
Compañía Afianzadora de Empresas Siderúrgicas S.G.R. (3)	Argentina	38.89%	38.89%	95	120
Finma S.A.I.F. (4)	Argentina	33.33%	33.33%	827	552
				44,042	16,285

(1)	Holding Company. Indirectly through the participation in Alvory.
(2)	Manufacturing and marketing of briquettes. Indirectly through the participation in Sidor.
(3)	Granting of guarantees to participating partners to facilitate or permit access to credits for purchase of national raw material. Indirectly through the participation in Siderar.
(4)	Consulting and financial services. Indirectly through the participation in Siderar.

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

15	Other investments, net – non-current
	As of December 31,
	2007	2006
Time deposits with related parties (i) (Note 30)	12,673	11,249
Guarantee fund Compañía Afianzadora de Empresas Siderúgicas S.G.R. (ii)	1,842	1,895
Others	300	243
Total	14,815	13,387

(i) Time deposits with related parties

The Company holds a savings fund denominated in U.S. dollars. Withdrawal of investments before certain dates is subject to penalties on amounts invested.

(ii) Guarantee fund Compañía Afianzadora de Empresas Siderúrgicas S.G.R.

Corresponds to the Company’s portion of the risk funds sponsored by Compañía Afianzadora de Empresas Siderúrgicas S.G.R., which acts as guarantor of third parties’ debts.

16	Receivables, net – non-current
	As of December 31,
	2007	2006
Receivables with related parties (Note 30)	35,949	63,323
Employee advances and loans	13,078	12,616
Receivables from sale of fixed assets	1,378	1,542
Income tax credit paid on business acquisition (Note 3)	138,700	-
Tax credits	14,810	-
Others	14,235	2,795
Allowance for doubtful accounts (Note 21 )	(512)	(1,373)
	217,638	78,903

17	Receivables - current
	As of December 31,
	2007	2006
Value added tax	23,073	8,513
Tax credits	118,881	19,442
Income tax credit paid on business acquisition (Note 3)	84,000	-
Employee advances and loans	17,046	6,222
Advances to suppliers	52,044	27,583
Expenses paid in advance	15,585	12,175
Government tax refunds on exports	56,056	43,531
Receivables with related parties (Note 30)	29,058	42,619
Others	30,295	15,733
	426,038	175,818

18	Inventories, net
	As of December 31,
	2007	2006
Raw materials, materials and spare parts	732,437	519,530
Goods in process	672,656	458,839
Finished goods	360,526	262,873
Goods in transit	229,934	78,862
Allowance for obsolescence (Note 22)	(82,502)	(78,779)
	1,913,051	1,241,325

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

19	Trade receivables, net

	As of December 31,
	2007	2006
Current accounts	845,814	592,800
Trade receivables with related parties (Note 30)	28,977	10,149
Allowance for doubtful accounts (Note 22)	(26,964)	(25,083)
	847,827	577,866

20	Cash, cash equivalents and other investments

	As of December 31,
	2007	2006
(i) Other investments
Deposits and foreign private sector bonds (due in more than 90 days)	65,337	-
	65,337	-
(ii) Cash and cash equivalents
Cash at banks and deposits (due in less than 90 days)	1,126,041	633,002
Restricted cash	-	10,350
	1,126,041	643,352

21	Allowances and Provisions – non current
	Deducted from assets	Liabilities
	Allowance for doubtful accounts	Legal claims and other matters
Year ended December 31, 2007
Values at the beginning of the year	1,373	60,543
Translation differences	(33)	(317)
Acquisition of business	-	10,011
Additions	-	16,690
Reversals	(828)	(20,874)
Used	-	(8,708)
At December 31, 2007	512	57,345

Year ended December 31, 2006
Values at the beginning of the year	3,024	54,138
Translation differences	(27)	(137)
Additions	-	9,966
Reversals	(1,624)	(1,321)
Used	-	(2,103)
At December 31, 2006	1,373	60,543

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

22	Allowances - current
	Deducted from assets
	Allowance for doubtful accounts	Allowance for obsolescence
Year ended December 31, 2007
Values at the beginning of the year	25,083	78,779
Translation differences	(221)	(548)
Acquisition of business	4,616	14,357
Reversals	(4,440)	(20,958)
Additions	3,743	16,541
Used	(1,817)	(5,669)
At December 31, 2007	26,964	82,502

Year ended December 31, 2006
Values at the beginning of the year	29,851	52,819
Translation differences	(420)	(513)
Reversals	(3,937)	(19,300)
Additions	354	49,620
Used	(765)	(3,847)
At December 31, 2006	25,083	78,779

23	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.

Changes in deferred income tax are as follows:
	Year ended December 31,
	2007	2006
At beginning of the year	(948,716)	(1,019,062)
Acquisition of business	(481,930)	(1,067)
Translation differences	3,336	9,705
Uses of tax loss carry-forwards	-	(63,677)
Income statement credit	122,064	125,385
At end of the year	(1,305,246)	(948,716)

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

23	Deferred income tax (continued)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follow:

Deferred tax liabilities	Fixed assets	Inventories	Intangible assets	Other	As of December 31, 2007

At beginning of year	(967,228)	(84,448)	(41,263)	(70,992)	(1,163,931)
Acquisition of business	(282,233)	(17,818)	(115,026)	(66,853)	(481, 930)
Translation differences	6,158	(377)	(1,385)	324	4,720
Income statement credit	102,828	2,232	10,683	832	116,575
At end of year	(1,140,475)	(100,411)	(146,991)	(136,689)	(1,524,566)

Deferred tax assets	Provisions	Trade Receivables	Tax loss carry- forwards	Other	Total at December 31, 2007

At beginning of year	37,499	23,583	47,017	107,116	215,215
Acquisition of business	-	-	-	-	-
Translation differences	(367)	8	(309)	52	(616)
Income statement credit (charge)	33,109	(10,732)	(45,335)	27,679	4,721
At end of year	70,241	12,859	1,373	134,847	219,320

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

As December 31, 2007 and 2006, USD 31,793 and USD 36,439, respectively, have been classified as non-current assets and USD1,337,039 and USD 985,155, respectively, have been classified as non-current liabilities.

The amounts shown in the balance sheet include the following:
	As of December 31,
	2007	2006
Deferred tax assets to be recovered after more than 12 months	129,376	158,205
Deferred tax liabilities to be settled after more than 12 months	(1,339,333)	(1,078,181)
	(1,209,957)	(919,976)

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

24	Other liabilities

		As of December 31,
		2007	2006
(i)	Other liabilities - non-current

	Termination benefits	8,723	3,716
	Pension benefits	317,050	263,454
	Related Parties (Note 30)	1,272	1,149
	Other	9,455	6,247
		336,500	274,566

 Pension benefits

The amounts recognized in the consolidated balance sheet are determined as follows:
	Year ended December 31,
	2007	2006
Present value of unfunded obligations	362,748	304,922
Unrecognized prior service costs	(2,137)	(16,282)
Unrecognized actuarial losses	(43,561)	(25,186)
Liability in the balance sheet	317,050	263,454

The amounts recognized in the consolidated income statement are as follows:
	Year ended December 31,
	2007	2006
Current service cost	7,848	8,079
Interest cost	59,747	36,549
Changes to pension plan (1)	-	46,947
Amortization of prior service costs	580	593
Net actuarial (gains) losses recognized in the year	(4,111)	8,728
Total included in labor costs	64,064	100,896

(1)
In December 2006, Sidor decided a change in the benefits associated to the pension plan which became effective on January 1, 2007. This change consists mainly of an increase of the minimum pension benefit to be provided to retired employees. Consequently, the pension plan actuarial liability was adjusted to reflect this change.

Changes in the liability recognized in the consolidated balance sheet are as follows:
	Year ended December 31,
	2007	2006
At the beginning of the year	263,454	177,899
Transfers and new participants of the plan	258	(130)
Total expense	64,064	100,896
Translation differences	185	(1,355)
Contributions paid	(10,911)	(13,856)
At the end of year	317,050	263,454

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

24	Other liabilities (continued)

The principal actuarial assumptions used were as follows:

Venezuela	Year ended December 31,
	2007	2006
Discount rate	29.14%	26.81%
Rate of compensation increase	16.34%	16.34%

Mexico	Year ended December 31,
	2007	2006
Discount rate	8.75%	9.50%
Rate of compensation increase	4.00%	4.00%

Argentina	Year ended December 31,
	2007	2006
Discount rate	7.00%	7.00%
Rate of compensation increase	2.00%	2.00%

		As of December 31,
		2007	2006
(ii)	Other liabilities – current
	Payroll and social security payable	108,020	81,841
	Termination benefits	3,939	2,885
	Participation account	51,219	54,454
	Related Parties (Note 30)	9,194	15,090
	Others	9,867	4,104
		182,239	158,374

25	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at December 31, 2007 and 2006 were as follows:

	Year ended December 31,
	2007	2006
Contracts with positive fair values:

Interest rate swap contracts	-	6,857
Foreign exchange contracts	-	995
Commodities contracts	577	-
	577	7,852
Contracts with negative fair values:

Interest rate swap contracts	(9,557)	-
Foreign exchange contracts	(3,736)	-
Commodities contracts	-	(15,487)
	(13,293)	(15,487)

Derivative financial instruments breakdown is as follows:

a) Interest rate contracts

Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its fixed rate debt. As of December 31, 2007, most of the Company’s long-term borrowings were at variable rates.

Both Hylsa and Grupo Imsa, entered into derivative instruments to manage the impact of the floating interest rate changes on its financial debt.

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

25	Derivative financial instruments (continued)

As of December 31, 2007, Hylsa had and outstanding agreement from 2003, with a notional amount of USD 120.8 million and a cap interest rate of 7.00%. This agreement is due on January 2, 2008. In addition, during 2007 Hylsa entered into four interest rate collars, that fix the interest rate to be paid over an aggregate notional amount of USD 1,125 million,  in an average range of 3.28% to 5.50%. These agreements are due in July 2009.

On February 23, 2007, Grupo IMSA entered into four interest rate collar agreements that fix the interest rate to be paid over an aggregate notional amount of USD 250 million,  in an average range of 4,16% to 6,00%.  These agreements are due in November 2011 and March 2012. On September 21, 2007, after its acquisition by Ternium, Grupo IMSA entered into other two interest rate collar agreements that fix the interest rate to be paid over an aggregate notional amount of USD 375 million, in an average range of 3.28% to 5.50%. Both agreements are due in July 2009.

b) Foreign exchange contracts

From time to time, Siderar enters into non-deliverable forward agreements to manage its exposure to changes in the Argentine Peso against the US Dollar.

As of December 31, 2007, Siderar had a non-deliverable forward agreement with a notional amount of ARS 20.4 million at an average exchange rate of 3.1655 Argentine Pesos per US Dollar. This forward is due in January 2008.

On May 27, 2003, Grupo IMSA entered into a cross currency swap contract with Bank of America to manage its exposure to changes in the Mexican Peso against the US Dollar and the impact of the floating interest rate changes on certain debt certificates. As of December 31, 2007, the notional amount totals USD 52.6 million and the fixed interest rate is 9.30% per annum. This agreement is due on May 27, 2009.

Futhermore, during September and October, 2007, Grupo IMSA entered into three forward sales over an aggregate notional amount of USD 150 million, and an average exchange rate of 11.02 Mexican Pesos per US Dollar, to manage its exposure to changes in the Mexican Peso against the US Dollar. All these forwards are due on March 3, 2008.

The net fair values of the exchange rate derivative contracts as of December 31, 2007 and December 31, 2006 were:

		Fair Value at December 31,
Currencies	Contract	2007	2006

MXN/USD	Forward	(1,220)	817
MXN/USD	Cross Currency Swap	(2,486)	-
ARS/USD	ND Forward	(30)	178
		(3,736)	995

c) Commodities contracts

Hylsa entered into derivative structures with JP Morgan Chase Bank N.A. and Citibank N.A. to manage the impact of the fluctuation of natural gas price over its cost.

As of December 2007, Hylsa had four structures outstanding over an aggregate notional amount of 6 MMBTU (50 contracts a month). These structures cover Hylsa until March 2008.

		Fair value at December 31,
Contract	Average price	2007	2006
Call – Purchases	7.65/7.45	1,200	13,167
Call – Sales	10.00	(29)	(6,716)
Put – Sales	7.65@KI /7.45@KI	(594)	(12,505)
Swaps – Purchases	7.36	-	(9,433)
		577	(15,487)

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

26	Borrowings
	Year ended December 31,
	2007	2006
(i) Non-current
Bank borrowings	3,684,702	551,990
Less: debt issue costs	(7,205)	(3,589)
	3,677,497	548,401
(ii) Current
Bank borrowings	430,452	509,201
Borrowings with related parties (Note 30)	-	2,161
	430,452	511,362
Less: debt issue costs	(23,048)	(2,668)
	407,404	508,694

Total Borrowings	4,084,901	1,057,095

The maturity of borrowings is as follows:
	Expected Maturity Date
							At December 31, (1)
	2008	2009	2010	2011	2012	Thereafter	2007	2006

Fixed Rate	186,977	-	-	-	-	7,661	194,638	158,124
Floating Rate	220,427	371,232	320,390	1,732,767	1,210,473	34,974	3,890,263	898,971

Total	407,404	371,232	320,390	1,732,767	1,210,473	42,635	4,084,901	1,057,095

(1)
As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

The weighted average interest rates - which incorporate instruments denominated mainly in US dollars - at the balance sheet date were as follows:
	December 31,
	2007	2006
Bank borrowings	6.15%	6.82%

The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2007 and 2006, respectively.

Breakdown of long-term borrowings by currency is as follows:

Currency	Interest rates	December 31,
		2007	2006
USD	Floating	3,807,438	898,971
USD	Fixed	190,758	62,179
ARS	Fixed	2,067	55,845
MXN	Fixed	1,812	-
MXN	Floating	82,826	-
VEB	Fixed	-	40,100
Total bank borrowings		4,084,901	1,057,095

USD: US dollars; ARS: Argentine pesos; MXN: Mexican pesos; VEB: Venezuelan Bolivar

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

27	Contingencies, commitments and restrictions on the distribution of profits

Ternium is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions that would be material to Ternium’s consolidated financial position or results of operations.

(i) Consorcio Siderurgia Amazonia Ltd. - PDVSA-Gas C.A. claim

In June 2004, the arbitration proceedings brought by Sidor against PDVSA Gas, C.A. (on the basis that PDVSA Gas had charged Sidor higher than agreed-upon prices in its supplies of gas against the application of the most favored client clause) were resolved in Sidor’s favor. Accordingly, in its financial statements at December 31, 2004, Sidor reversed the USD 41.4 million provision it had recorded at December 31, 2003. In July 2004, PDVSA Gas, C.A. filed an appeal with the Venezuelan courts seeking to void the arbitral award. Sidor believes that applicable Venezuelan law does not allow the courts to void an arbitral award under the circumstances and that the likelihood of loss thereunder is remote. Accordingly, Sidor did not record any liabilities in connection with the appeal. At December 31, 2007, Sidor’s potential exposure under this litigation amounted to USD160.7 million.

(ii)        Tax claims

(a)	Siderar. AFIP – Income tax claim for fiscal years 1995 to 1999

The Administración Federal de Ingresos Públicos (“AFIP” – the Argentine tax authority) has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place.  The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD 21.7 million.

The Company appealed these assessments before the National Tax Court, as in the view of its legal and tax advisors, based on existing evidence and the work performed by the Tax Authorities, the Company would likely obtain a favorable ruling.

On April 13, 2005 the Company was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996 by USD 14.1 million and instructing the recalculation of taxes in accordance with this ruling. The Company questioned the recalculation conducted by the AFIP, generating an incident that had favorable resolution to the criteria exposed by the Company. Consequently, in December, 2006 there was a payment of USD 0.1 million according to the Company´s filing and the Fiscal Court´s approval, which was then appealed by the AFIP.

Based on the above, the Company recognized a provision amounting to USD 4.8 million as of December 31, 2007 as management considers there is a probable cash outflow.

(b) Sidor

The Company recorded a provision for a total amount of USD 7.3 million in connection with tax matters arising from compensations of tax credits made by Sidor since the implementation of the V.A.T. law in June, 1999. The SENIAT, the Venezuelan tax and customs authority, is claiming the interest accrued on the application of those tax credits as payment on account of tax obligations.

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

27   Contingencies, commitments and restrictions on the distribution of profits (continued)

(iii) Commitments

The following are the Company’s main off-balance sheet commitments:

(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. This outsourcing contract is due to terminate in 2018.

(b) Siderar entered into a contract with Transportadora de Gas del Norte (TGN) for gas transportation service. TGN charges Siderar a price that is equivalent on a comparable basis to prices paid by other industrial users, and the Argentine government regulates the general framework under which TGN operates. Siderar pays a monthly fee for reserved cubic meter (1,070 thousand m3/day), whether it uses it or not. The contracted volume of 900 thousand m3/day will terminate in 2013 and the residual volumen, in 2019.

(c) Sidor’s production process requires a large amount of electricity. On August 21, 1997, that company entered into a twenty-year contract with EDELCA, a Venezuelan state-owned company, for the supply of all of Sidor’s electricity needs. This contract will terminate in 2018.

(d) Sidor’s production process is heavily reliant upon supplies of natural gas. Sidor buys 100% of its natural gas from PDVSA-Gas, a Venezuelan state-owned natural gas supply company. In 1997, Sidor signed a twenty-year contract with PDVSA-Gas for the supply of natural gas.

(e) In 1997 Sidor entered into a twenty-year contract with Ferrominera del Orinoco (“FMO”) for the supply of iron ore. Pursuant to this contract, FMO will supply Sidor up to a maximum annual volume of iron ore needed to produce 6.6 million tons of pellets until 2017.  Sidor and FMO entered into an amendment to the 1997 contract on November 11, 2005. The revised contract sets the iron ore price at the lower of the price charged by FMO to its customers (other than certain newly-created state-owned steel producers) in the Venezuelan domestic market, and 80% of a market reference price (that percentage may drop to 70%).

In connection with the iron ore contract, in 1997 Sidor and FMO entered into another agreement under which Sidor committed to sell, upon the request of FMO, up to 2 million tons per year of pellets to FMO, at a price based on the sale price at which FMO sells iron ore to Sidor plus an applicable margin paid to Sidor for the production of pellets, which is determined using market references.

(f) In 1998, Sidor signed a contract with Ternium´s related company TAVSA Tubos de Acero de Venezuela S.A. (a Venezuelan seamless steel pipe producer controlled by Tenaris), under which it committed to sell up to 90,000 tons of blooms or 130,000 tons of liquid steel per year, until 2013. Purchase price varies in relation to changes in the costs of production.

(g) On August 20, 2004, Sidor entered into a contract with its associated company Matesi Materiales Siderúrgicos S.A. for the supply of hot briquetted iron (HBI). Sidor commited to purchase 29.9% of Matesi’s HBI production volume for the term of ten years. In addition, Sidor has the right to increase its proportion on Matesi’s production by an extra 19.9 % until reaching a 49.8% of Matesi’s HBI production. Under the contract, the sale price is determined on a cost-plus basis. The contract is renewable for additional three year periods unless Sidor or Matesi object to its renewal more than one year prior to its termination.

(h) On April 6, 2006, Sidor entered into a slag removal and raw material handling services contract with Sidernet de Venezuela C.A., a related party, for a total estimate amount of USD 155.9 million. The agreement is due to terminate in June 2016.

(i) Hylsa's production process requires a large amount of electricity. On December 20, 2000, Hylsa entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of the Spanish Company Iberdrola Energía, S.A., for the supply of a contracted electrical demand of 143.2 MW. This contract effectively started on April 30, 2002, and currently supplies approximately 42% of Hylsa's electricity needs with the remainder supplied by CFE, the Mexican state-owned utility. The contract with Iberdrola will terminate in 2027.

Effective January 1, 2008, Iberdrola invoked an early termination clause included in the above mentioned contract in connection with two of the plants located in Puebla and Apodaca.  This early termination clause provides for a ninety-day period before electricity supply is suspended. Accordingly, the termination of the contract and the suspension of the energy supply will be effective on March 31, 2008. The contracted electrical demand from these two plants represents approximately 22% of the total demand of 143.2 MW.

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

27   Contingencies, commitments and restrictions on the distribution of profits (continued)

(j) Hylsamex S.A. de C.V. and subsidiaries entered into 16 long-term operating lease agreements for the rental of machinery, materials handling equipment, earth moving equipment, computers and assorted vehicles. Total amounts due, from 2008 to 2012, include USD 13.3 million in lease payments. Total loss for lease payments recorded in the year ended December 31, 2007 accounts for USD 12.7 million.

Future minimum lease payments under non-cancellable operating leases are as follows:

Year	USD Thousands
2008	6,625
2009-2012	6,636
Total	13,261

(k) On April 5, 2000, several subsidiaries of Grupo Imsa which have facilities throughout the Mexican territory, entered into a 15-year energy purchase agreement for approximately 90 MW of electricity as purchased capacity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user.  Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Grupo Imsa is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits.

(l) On April 1, 2003, Grupo Imsa (through Industrias Monterrey S.A. de C.V.) entered into a contract with PEMEX GAS and Petroquímica Básica for the supply of natural gas to one of Grupo Imsa’s plants located in Monclova, based on an annual program established 30 days before the commencement of the following service year. This annual program is agreed based on Grupo Imsa’s needs during the relevant period and Grupo Imsa has the obligation to purchase this agreed volume, which is subject to renegotiation according to the agreement. The reference price is determined based on the average of the quoted prices of several indexes plus transportation and service costs depending on the areas or cities.

(m) On December 16, 2004, Grupo Imsa entered into a ten-year steel slab supply agreement (the “Agreement”) with Corus UK Limited (“Corus”) together with Grupo Marcegaglia (Italy), Duferco International (Switzerland), Donkuk Steel (South Korea) (collectively referred to as the “Off-takers”). During the term of the contract, Grupo Imsa through one of its subsidiaries, will be entitled to purchase 15.4% of the production of Corus’ Teeside plant, estimated between 3.2 and 3.6 million tons of steel slab per year. This represents approximately 20% of Grupo Imsa’s actual steel slab needs. The Agreement also establishes a supply schedule for each of the Off-takers.

As per the Agreement, Grupo Imsa is committed to make predetermined cash payments during the term of the contract in addition to the purchase price paid for the steel slab, as follows: (i) an initial payment of USD14.3 million, (ii) twenty semi-annual payments distributed proportionately in different percentages until 2014 for a total of USD16.5 million, and (iii) additional payments for future capital investments in Corus’ Teeside plant amounting to approximately USD15.1 million. The initial payment and the due payments described in (ii) above have been made prior to the acquisition of Grupo Imsa by Ternium. In December 2007, the rights and obligations established in this contract were transferred to Alvory S.A.

(n) On January 19, 2006, Grupo Imsa (through Industrias Monterrey S.A. de C.V) entered into an agreement with Gas Industrial de Monterrey, S.A. de C.V (GIMSA), under which GIMSA agrees to supply natural gas to two of Grupo Imsa’s plants, based on an Annual Firm Base which is established 45 days before the commencement of the following service year and is determined based on Grupo Imsa’s daily needs for the relevant period. Grupo Imsa has the obligation to purchase the agreed volume, which is subject to changes according to written communications, as established in the agreement. The price is determined on a monthly basis pursuant to the methodology approved by the Energy Regulatory Commission for prices applicable to the area.

(iv) Restrictions on the distribution of profits

Under the credit agreements entered into to finance the acquisition of Hylsamex, the Company and its affiliates had some restrictions to the payment of dividends in excess of certain amounts, among other limitations (see Note 3e). As of December 31, 2007, Ternium S.A. and Siderar S.A.I.C. have fully repaid these loans, and at the same time the guarantees and restrictions imposed by the financing contracts were released.

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2007, this reserve reached the above-mentioned threshold.

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

27   Contingencies, commitments and restrictions on the distribution of profits (continued)

Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable.

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

At December 31, 2007
Share capital	2,004,744
Legal reserve	200,474
Distributable reserves	301,912
Non distributable reserves	1,414,122
Accumulated profit at January 1, 2007	499,842
Profit for the year	731,983
Total shareholders equity under Luxembourg GAAP	5,153,077

During the annual general shareholders meeting held on June 6, 2007, the shareholders approved the consolidated financial statements and unconsolidated annual accounts for the year ended December 31, 2006, and a distribution of dividends of USD 0.05 per share (USD 0.50 per ADS), or USD 100.2 million. The dividends were paid on June 12, 2007.

28	Earnings per share

On December 30, 2004, the Company converted the currency in which its share capital is expressed from EUR to USD. The share capital of EUR 31,000, represented by 31 shares of EUR 1,000 nominal value each, was converted into USD 41,471.80, represented by 31 shares with no nominal value. On June 17, 2005, the share capital of the Company was restructured by setting the nominal value per share at USD 1 and dividing the 31 issued shares into 41,471 shares of USD 1 nominal value each, and further transferring USD 0.80 to the share premium account of the Company.

On June 29, 2005, ISL contributed all of its assets (including 41,470 shares of the Company) and liabilities to the Company, in exchange for 959,482,775 new shares of the Company.

Upon consummation of this contribution, the 41,470 shares contributed by ISL to the Company were cancelled and the Company’s issued share capital was increased to USD 959,482,776 represented by 959,482,776 shares of 1 USD nominal value each.

On September 15, 2005, ISL made a second contribution of all of its assets (including 750,021,919 shares of the Company) and liabilities to the Company, in exchange for 959,482,775 new shares of the Company.

Upon consummation of this second contribution, the 750,021,919 shares contributed by ISL to the Company were cancelled and the Company’s issued share capital was increased to USD 1,168,943,632 represented by 1,168,943,632 shares of 1 USD nominal value each.

In October 2005, Usiminas exchanged its 5.32% equity interest in Siderar, its 16.58% equity interest in Amazonia and its 19.11% equity interest in Ylopa and other items for 227,608,254 new shares of the Company.

Upon the consummation of this exchange, as of December 31, 2005 the capital was increased to USD 1,396,551,887 represented by 1,396,551,887 shares of 1 USD nominal value each.

Furthermore, in November 2005, Sidetur, a subsidiary of Sivensa, exchanged with ISL its 3.42% equity interest in Amazonia and USD 3.1 million in cash for shares of the Company.

As mentioned in Note 1, on January 11, 2006, the Company launched an Initial Public Offering of 24,844,720 ADSs (each representing 10 shares of the Company) in the United States. The Company´s Initial Public Offering was settled on February 6, 2006.

In connection with the over-allotment described in Note 1, on March 1, 2006, the Company issued 22,981,360 new shares.

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

28	Earnings per share (continued)

As per the provisions contained in the Subordinated Convertible Loan Agreement, on February 6, 2006 the Company exchanged the Subordinated Convertible Loans (including interest accrued through January 31, 2006) held by ISL and converted them into shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares on February 9, 2006.

As provided in the Corporate Reorganization Agreement, on February 9, 2006, ISL contributed all of its assets and liabilities (including its interest in Amazonia) to the Company in exchange for 959,482,775 newly-issued shares of the Company after the settlement of the Initial Public Offering.

Upon consummation of the transactions mentioned, as of December 31, 2006, the capital was increased to USD 2,004,743,442 represented by 2,004,743,442 shares, each having a nominal value of USD 1.00 each.

For fiscal years 2007, 2006 and 2005, the weighted average of shares outstanding totaled 2,004,743,442, 1,936,833,060 and 1,209,476,609 shares, respectively.

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares outstanding during the year. Diluted earnings per share have been calculated giving effect to the conversion of the Subordinated Convertible Loans on the date each one was entered into.

	2007	2006	2005
Profit attributable to equity holders of the Company	784,490	795,424	704,406
Weighted average number of ordinary shares in issue	2,004,743,442	1,936,833,060	1,209,476,609
Basic earnings per share (USD per share)	0.39	0.41	0.58
Diluted earnings per share (USD per share)	0.39	0.41	0.54

29	Discontinued operations

On December 19, 2007, Ternium, through its subsidiary Imsa Acero S.A. de C.V., entered into a stock purchase agreement with BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for the sale of IMSA’s interests in Steelscape Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC. Following consummation of the sale, Ternium will continue to own Steelscape’s Shreveport plant (see Note 34).

Analysis of the result of discontinued operations:
Year ended December 31, 2007

Gross profit	37,145
Selling, general and administrative expenses	(23,765)
Other operating expenses, net	(839)
Operating income	12,541
Financial income, net	419
Income before income tax	12,960
Income tax expense	(2,142)
Income for the year from discontinued operations	10,818

Cash from discontinued operations decreased by USD 3.9 million in 2007, mainly as a result of a USD 6.5 million increase in cash provided by operating activities and a USD 10.4 million decrease in cash from investing activities.

30	Related party transactions

The Company is controlled by San Faustín, which at December 31, 2007 indirectly owned 70.52% of Ternium’s shares and voting rights. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustin N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin N.V., such us the election of directors, the approval of certain corporate transactions and other matters concerning the Company’s policies. There are no controlling shareholders for Rocca & Partners S.A.. For commitments with Related Parties see Note 27.

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

30	Related party transactions (continued)

The following transactions were carried out with related parties:
	Year ended December 31,
	2007	2006
(i) Transactions

(a) Sales of goods and services
Sales of goods to associated parties	52	1,650
Sales of goods to other related parties	130,893	90,665
Sales of services to associated parties	2,100	2,938
Sales of services to other related parties	3,855	1,608
	136,900	96,861
(b) Purchases of goods and services
Purchases of goods from associated parties	49,524	75,751
Purchases of goods from other related parties	49,041	62,023
Purchases of services from associated parties	25,664	3,999
Purchases of services from other related parties	167,754	156,716
	291,983	298,489
(c) Financial results
Income with associated parties	3,440	3,820
Income with other related parties	26	38
Expenses with other related parties	-	(1,815)
	3,466	2,043

	At December 31,
	2007	2006
(ii) Year-end balances
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from associated parties	40,980	67,558
Receivables from other related parties	53,004	48,533
Payables to associated parties	(7,681)	(5,588)
Payables to other related parties	(29,749)	(48,032)
	56,554	62,471

(b) Other investments
Time deposit	12,673	11,249

(c) Financial debt
Borrowings with other related parties (Note 26)	-	(2,161)

(iii) Officers and Directors’ compensation

The aggregate compensation of Officers and Directors earned during the years ended December 31, 2007, 2006 and 2005 amounts to USD 9,984 thousand, USD 10,276 thousand and USD 4,485 thousand, respectively.

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

31	Cash flow disclosures

		At December 31,
		2007	2006	2005
(i)	Changes in working capital (i)
	Inventories	(171,938)	(271,480)	(133,995)
	Receivables, other investments and others	(5,476)	122,917	3,103
	Trade receivables	40,841	(96,122)	97,814
	Other liabilities	(5,422)	(93,472)	46,117
	Trade payables	166,878	62,004	41,381
		24,883	(276,153)	54,420
(ii)	Income tax accruals less payments
	Tax accrued (Note 11)	162,640	262,356	218,492
	Taxes paid	(343,688)	(280,431)	(262,500)
		(181,048)	(18,075)	(44,008)
(iii)	Interest accruals less payments
	Interest accrued	142,137	112,918	81,608
	Interest paid	(52,672)	(108,721)	(57,085)
		89,465	4,197	24,523

(i) Changes in working capital are shown net of the effect of exchange rate changes.

32	Recently issued accounting pronouncements

(i) International Accounting Standard 23 (revised 2007), “Borrowing Costs”

In March 2007, the International Accounting Standards Board issued International Accounting Standard 23 (revised 2007), “Borrowing Costs” (the “Standard”). The Standard provides that borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset, while all other borrowing costs shall be recognized as an expense.

The Standard supersedes IAS 23 (revised 1993) and is applicable for annual periods beginning on or after 1 January 2009. Earlier application is permitted. If an entity applies the Standard from a date before 1 January 2009, it shall disclose that fact.

The Company's management estimates that the application of IAS 23 (revised 2007) will not have a material effect on the Company's financial condition or results of operations.

(ii) IFRIC Interpretation 13, Customer Loyalty Programmes

In June 2007, International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC Interpretation 13 “Customer Loyalty Programmes” (“IFRIC 13”). IFRIC 13 applies to customer loyalty award credits that:

(a) an entity grants to its customers as part of a sales transaction (i.e. a sale of goods, rendering of services or use by a customer of entity assets); and
(b) subject to meeting any further qualifying conditions, the customers can redeem in the future for free or discounted goods or services.

IFRIC 13 addresses accounting by the entity that grants award credits to its customers.

An entity shall apply IFRIC 13 for annual periods beginning on or after July 1, 2008, although earlier application is permitted. If an entity applies IFRIC 13 for a period beginning before July 1, 2008, it shall disclose that fact.

The Company's management estimates that the application of IFRIC 13 will not have a material effect on the Company's financial condition or results of operations.

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

32     Recently issued accounting pronouncements (continued)

(iii) IFRIC Interpretation 14, IAS 19 -The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

In July 2007, IFRIC issued IFRIC Interpretation 14 “IAS 19 -The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” (“IFRIC 14”). IFRIC 14 applies to all post-employment defined benefits and other long-term employee defined benefits and addresses the following issues:

(a) when refunds or reductions in future contributions should be regarded as available in accordance with paragraph 58 of IAS 19;
(b) how a minimum funding requirement might affect the availability of reductions in future contributions; and
(c) when a minimum funding requirement might give rise to a liability.
An entity shall apply this Interpretation for annual periods beginning on or after January 1, 2008. Earlier application is permitted.

The Company's management has not assessed the potential impact that the application of IFRIC 14 may have on the Company's financial condition or results of operations.

(iv) International Accounting Standard 1 (revised 2007), “Presentation of Financial Statements”

In September 2007, the International Accounting Standards Board issued International Accounting Standard 1 Revised, “Presentation of Financial Statements” (“IAS 1 Revised”). IAS 1 Revised sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The main changes introduced by IAS 1 Revised in respect of the previous version of IAS 1 include the following:

(a) a complete set of financial statements shall include a statement of financial position as at the beginning of the earliest comparative period whenever the entity retrospectively applies an accounting policy or makes a retrospective restatement;
(b) changes in equity arising from transactions with owners in their capacity as owners shall be reported separately from non-owners changes in equity;
(c) an entity shall disclose income tax relating relating to each component of other comprehensive income; and
(d) the option to present distributions to equity holders (dividends) in the income statement is no longer available

IAS 1 Revised is applicable for annual periods beginning on or after January 1, 2009, although earlier application is permitted.

The Company's management has not assessed the potential impact that the application of IAS 1 Revised may have on the Company's financial condition or results of operations.

33	Financial risk management

1)     Financial risk factors

Ternium’s activities expose the Company to a variety of risks: market risk (including the effects of changes in foreign currency exchange rates, interest rates and commodities prices), credit risk and liquidity risk.

Ternium’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. Ternium’s subsidiaries may use derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by a central treasury department that identifies, evaluates and hedges financial risks in cooperation with Ternium’s subsidiaries. The Company has written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

1.1)  Market Risk

(i) Foreign exchange rate risk

Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

33	Financial risk management (continued)

Ternium general policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their net operating cash flows in currencies other than the U.S. dollar, and analyze its potential hedging according to market conditions. These hedging can be carried out by netting operational positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the company of carrying out its hedging policy.

Ternium has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. The fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the results of the hedging efforts as reported under IFRS.

We estimate that if the Argentine peso, Mexican peso and Venezuelan bolivar had weakened by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 30 million lower, as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables and borrowings. This effect would have been offset by the change in the currency translation adjustment recorded in equity.

(ii) Interest rate risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Group to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Group to a variation in its fair value. The Group’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that is partially fixed through different derivative transactions, such as swaps and structures with options. The Group’s general policy is to maintain a balance between instruments exposed to fixed and variable rates; which can be modified according to long term market conditions.

Our nominal weighted average interest rate for our debt instruments was 6.15% and 6.82% for 2007 and 2006, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2007 and 2006, respectively.

Ternium’s total variable interest rate debt amounted to USD 3.890 million (95% of total borrowings) for the year ended December 31, 2007 and USD 899 million (85 % of total borrowings) for the year ended December 31, 2006.

If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2007, would have been 100 basis points higher with all other variables held constant, total profit for the year ended December 31, 2007 would have been USD 29.8 million lower.

(iii) Commodity price risk

In the ordinary course of its operations, Ternium purchases raw materials (such as iron ore and slabs) and other commodities (including electricity and gas). Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies, including entering into long-term supply agreements and/or fixing commodity prices for limited periods of time. For further information on long-term commitments, see note 27(iii).

1.2)  Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than five percent of Ternium’s sales. Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. The subsidiaries maintain allowances for potential credit losses. The utilization of credit limits is regularly monitored.

Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain impaired assets.

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

33	Financial risk management (continued)

1.2)  Credit risk (continued)

As of December 31, 2007, the total of trade receivables is of USD 847.8 million. These trade receivables have guarantees under letter of credit and other bank guarantees of USD 62.6 million, credit insurance of USD 327.9 million and other guarantees of USD 58.2 million.

As of December 31, 2007, trade receivables of USD 768.2 million were fully performing.

As of December 31, 2007, trade receivables of USD 79.6 million were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. These trade receivables as of December 31, 2007, are past due less than 3 months.

The amount of the allowance for doubtful accounts was USD 27.0 million as of December 31, 2007.  This allowance for doubtful accounts and the existing guarantees are sufficient to cover overdue trade receivables.

The carrying amounts of the group’s trade and other receivables as of December 31, 2007, are denominated in the following currencies:

Currency	USD million

US dollar (USD)	686.0
EU euro (EUR)	25.4
Argentine peso (ARS)	30.5
Mexican peso (MXN)	680.7
Venezuelan bolívar (VEB)	95.3
Other currencies	6.0

1.3)  Liquidity risk

Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. The company also has committed credit facilities to support its ability to close out market positions if needed.

Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.

The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Expected Maturity Date
(USD million)	2008	2009	2010	2011	2012	Thereafter	As of December 31, 2007

Borrowings	407.4	371.2	320.4	1,732.8	1,210.5	42.6	4,084.9
Interests to be accrued	229.4	208.3	176.3	146.2	101.7	6.8	868.7

Total	636.8	579.5	496.7	1,879.0	1,312.2	49.4	4,953.6

1.4)  Capital risk

Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.39 and 0.16 as of December 31, 2007 and 2006, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

Index

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)

33	Financial risk management (continued)

2) Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured at fair value. Changes in fair value are disclosed under Financial income, net line item in the income statement. Ternium does not hedge its net investments in foreign entities.

Derivative transactions and other financial instruments, while providing economic hedges under risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement. The fair value of derivative instruments is disclosed in Note 25.

3) Fair value estimation

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, including the trust fund, the Company uses quoted market prices.

As most borrowings include variable rates or fixed rates that approximate market rates and the contractual re-pricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each balance sheet date.

34	Post balance sheet events

On February 1, 2008, Ternium, through its subsidiary Imsa Acero S.A. de C.V., completed the sale of its interests in Steelscape Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for a total consideration of USD 726 million on a cash-free and debt-free basis, subject to working capital and other adjustments. Ternium intends to use the proceeds of the sale to prepay financial debt.

Ternium sold the assets after determining that they were not a strategic fit with its production system. The Company continues to own Steelscape’s Shreveport, LA plant, which has already been integrated into its operations. Ternium has also retained its pre-engineered metal buildings and insulated steel panels businesses in Mexico.

Roberto Philipps
Chief Financial Officer